

KB HOME ANNUAL REPORT 2002

QUALITY VALUE CHOICE


KB
HOME



$5.03

BILLION



2002 HIGHLIGHTS

OVER 5 BILLION DOLLAR MARK

REVENUE UP

FINANCIAL HIGHLIGHTS

YEARS ENDED NOVEMBER 30, *In thousands, except per share and unit amounts*	2002	2001	2000	1999	1998
NET ORDERS, DELIVERIES AND BACKLOG (NUMBER OF HOMES)					
Net orders	25,800	24,935	24,275	23,094	16,781
Deliveries	25,565	24,868	22,847	22,460	15,213
Unit backlog	12,023	11,225	10,767	8,777	6,943
REVENUES AND INCOME					
Revenues	$5,030,816	$4,574,184	$3,930,858	$3,836,295	$2,449,362
Operating income	510,423	386,087	312,441	276,571	170,085
Pretax income	469,250	324,517	297,660	226,869	146,567
Net income	314,350	214,217	209,960	147,469	95,267
Basic earnings per share	7.57	5.72	5.39	3.16	2.41
Diluted earnings per share	7.15	5.50	5.24	3.08	2.32
ASSETS, DEBT AND EQUITY					
Total assets	$4,025,540	$3,692,866	$2,828,921	$2,664,235	$1,860,204
Mortgages and notes payable	1,674,627	1,683,650	1,373,274	1,191,090	769,259
Mandatorily redeemable preferred securities			189,750	189,750	189,750
Stockholders' equity	1,274,351	1,092,481	654,759	676,583	474,511
Return on average stockholders' equity	26.6%	24.5%	25.6%	25.6%	22.2%

“KB Home is kicking butt.”

FORTUNE MAGAZINE, SEPTEMBER 2002



20%
15%
10%
5%
0%
98
99
00

RETURN ON INVESTED CAPITAL

98/ 12.5%   99/ 12.7%   00/ 12.8%   01/ 14.5%   02/ 16.9%

S&P 500 INDEX

98/ 7.9%   99/ 7.9%   00/ 7.7%   01/ 6.3%   02/ 6.[illegible]%

Source: Compustat


16.9%
NEARLY TRIPLE THE S&P 500 INDEX

01

02



G
E
H
B
I
C
A
D
K
F

KB HOME 2002 BOARD OF DIRECTORS

A. Bruce Karatz B. Jane Evans C. Dr. Ray R. Irani D. Ron Burkle E. Dr. Barry Munitz F. Sanford C. Sigoloff
G. Henry G. Cisneros H. Kenneth M. Jastrow, II I. Guy Nafilyan J. Luis G. Nogales K. James A. Johnson

DEAR SHAREHOLDERS

KB Home is now a $5.03 billion company. Like most major milestones, this one has a compelling story behind it. Ours is about change.

Leaf through any book on the business bestseller list today and you're almost certain to spot a few pages, if not entire chapters, dedicated to the topic of change.

Just about everyone, it seems, has particular ideas on how to handle it, but most agree on one point: Successful organizations don't fear change, or simply manage through it. Rather, they anticipate it, embrace it, profit from it—even, in some cases, speed it along for their own benefit, and that of their customers.

KB Home and the homebuilding industry's other major players probably don't strike most casual observers as revolutionaries. And yet, few modern industries have transformed themselves as completely as the homebuilding business has in recent years. Our innovative KBnxt business model, implemented in 1996, has seen us grow from a more speculative business into a more disciplined organization that doesn't expose itself to the risk inherent in building large numbers of homes that sit unoccupied until a buyer turns up. Today, with a handful of exceptions, we build homes only after we've lined up a buyer with mortgage approval, and this practice has brought an unprecedented degree of predictability—and sustainability—to our business. This is a major part of the reason why, in 2002, KB Home revenues exceeded the $5 billion mark for the first time in our history as we expanded our East Coast operations and solidified our position as a leading builder in nearly all of our markets in the U.S. and France.

SOLIDIFIED POSITION
AS A LEADING BUILDER

EPS UP


160
120
80
40
0
00
05
10

ESTIMATED NEW U.S. HOUSEHOLD FORMATIONS (IN MILLIONS)

00/ 105.5 05/ 111.5 10/ 117.4 15/ 123.4 20/ 129.3

Source: The U.S. Census Bureau and the
Joint Center for Housing Studies of Harvard University





ESTIMATED

1.2

MILLION NEW U.S. HOUSEHOLDS EXPECTED EACH YEAR THROUGH 2020

15

20

An article in the September 2002 issue of *Fortune* magazine characterized our evolution this way: "Ten years ago, KB Home might have chosen to develop houses...because some executive had a fuzzy gut feeling. Today, Karatz and his team choose to build...because they've conducted vast surveys and statistical studies of the region and they know they can sell a lot of houses there —profitably."

"Profitably" is an understatement. In 2002, KB Home's diluted earnings per share (EPS) climbed to $7.15, a 30 percent increase over 2001's $5.50 EPS. Revenues for the year, meanwhile, rose to just over $5 billion. Unit deliveries grew to 25,565, while our year-end backlog reached 12,023 units, which represents nearly six months' worth of unit deliveries and margins, as well as future revenues of approximately $2.3 billion. These figures capped a five-year growth spurt that saw KB Home achieve a 25 percent average annual return on stockholder's equity, and a 393 percent growth in EPS. In 2002, the Company achieved a 17 percent return on invested capital—nearly triple the S&P 500 Index average. Very few Fortune 500 companies today can boast this kind of extraordinary track record.

"YOU AIN'T SEEN NOTHIN' YET."

While some are forecasting that the best of times may already be behind the homebuilding industry, consider some basic points about our business, and basic demographic forces shaping the housing marketplace.



VAST GROWTH IN NEW HOUSEHOLDS WILL FUEL STEADY, ONGOING DEMAND.

With the expected formation of an estimated 1.2 million new U.S. households each year through 2020, experts agree that the national homeownership rate will continue to grow, while housing supply will remain constrained. The U.S. Census Bureau and the Joint Center for Housing Studies of Harvard University issued

UNIT DELIVERIES UP

UNIT BACKLOG UP

a report in 2002 predicting that this increase in households will far outstrip current housing inventory, requiring construction of 1.7 million new homes and apartments annually for decades to come. The extreme cyclicality that plagued our industry in years past, therefore, is unlikely to recur.

In summarizing the current supply/demand imbalance, Harvard's Joint Center for Housing Studies wrote, "With 24 million new households expected to form between 2000 and 2020, the housing sector is poised to set new records for production, sales and aggregate home equity."



BIG BUILDERS: BEST POSITIONED FOR 21ST CENTURY MARKET CHALLENGES.

Given that the top 10 U.S. homebuilders command only about 20 percent of the $200 billion-a-year U.S. new home market, we believe that further consolidation is in the cards for our industry. Big builders enjoy significant advantages over the roughly 50,000 capital-constrained smaller builders scattered throughout the United States. A builder such as KB Home with coast-to-coast operations and a strong, nationwide supplier network can flex its purchasing power and financial strength to secure prime parcels of land, and to lock in favorable prices on building materials and other essentials. The ability to pass those savings on to consumers, meanwhile, helps KB Home keep home prices well below those of smaller competitors.

Fifty builders were acquired by larger peers in the past two years alone, and we at KB Home haven't been standing on the sidelines. In 2002, we completed the acquisition of Orlando, Florida-based American Heritage Homes, a major regional builder whose presence in Tampa will augment the operations we established there earlier in the year. American Heritage's 30 years of experience in the Central Florida market and its outstanding local reputation provide KB Home with the platform to become a major force in the Sunshine State.

ACQUIRED FLORIDA-BASED
AMERICAN HERITAGE HOMES



ANNUAL EMPLOYMENT GROWTH 99-04

.06% - 1.3%

1.3% - 1.9%

1.9% - 4.1%

Source: The U.S. Census Bureau

25.6

THOUSAND HOMES DELIVERED

KBH 2002 TARGETED GROWT
MARKETS AND UNIT DELIVERIE

Market	Deliveries
ARIZONA	2,84
CALIFORNIA	5,34
COLORADO	1,73
FLORIDA	67
FRANCE	3,78
NEVADA	2,92
NEW MEXICO	38
TEXAS	[illegible]

In 2002, we also established a new operating division in the Rio Grande Valley in Texas and expanded our operations within the Tucson, Arizona, market by purchasing the assets of New World Homes. KB Home is guided by a measured, intelligent growth strategy that combines organic expansion—what we call de novo growth—with strategic acquisitions that serve our shareholders' long-term interests. We believe this balance is essential to our long-term success.

"OPPORTUNITY AS BIG AS A HOUSE...RIGHT UNDER INVESTORS' NOSES."

Our industry as a whole has performed brilliantly in recent years. But even in such elite company, KB Home stands out as a star performer. Surprisingly, while KB Home has far outpaced the S&P 500 by several critical measures of financial performance, we're still waiting for financial markets to reward our strong performance with a commensurate valuation. As of this writing, KB Home's stock is trading at roughly six times earnings, compared with the S&P 500 Index average of 20 times earnings. It's worth noting that our KB Home Board of Directors has expressed a resounding vote of confidence in our prospects by authorizing the buyback of an additional two million shares of KB Home common stock following our repurchase of four million shares in 2002.

WHAT, EXACTLY, INSPIRES THAT HIGH DEGREE OF CONFIDENCE?



Here are some of the key factors:

OUR FIRST-TIME, FIRST-MOVE-UP BUYER FOCUS.

They say you can't be all things to all people. But we at KB Home believe it's well within our grasp to be all things to two very large groups of people: first-time homebuyers and first-move-up homebuyers. These buyers tend not to have much of their savings invested in stocks, which means market volatility doesn't typically impact their homebuying decisions.

NEW OPERATING
DIVISION IN TAMPA, FLORIDA

Price does, however, and KB Home, with an average domestic sales price of $196,000,* weighs in well below the $215,000 U.S. new-home average. We've become the low-price leader by building quality homes efficiently and offering everything buyers want and nothing they don't—an objective we're able to achieve by taking stock of their preferences each year in our exhaustive, proprietary Homebuyers' Survey.



RIGHT BUILDER, RIGHT PLACES, RIGHT TIME.

All housing markets aren't created equal. The fast-growing west coast, southwest and central U.S. markets in which KB Home already has a strong presence are expected to continue absorbing a major influx of new residents in coming years. When considering new markets, meanwhile, we look for solid job growth, large numbers of first-time buyers and long-term growth characteristics that allow us to create a sizeable business of value. Anything less simply won't make the grade.



PEOPLE WHO MAKE A REAL DIFFERENCE.

No company with goals as ambitious as ours can hope to succeed without the right people. Fortunately, KB Home employees share a common passion: to put homeownership within reach of more working families. Everywhere I turn, I see hardworking people jumping through hoops to clinch a sale or solve a problem.

It's a spirit and attitude we encourage. As you can see, KB Home's continued success depends on the dedication, innovation and intelligence of our employees. During the past year, we've promoted more than 700 employees within the organization—illustrating the strength of the people who work here. Helping our employees move forward in their KB Home careers, we're continuing to expand KB University—known here simply as KBU—our in-house online education and knowledge-sharing network, providing training and development to employees. Though each of our operating divisions is unique and geographically

NEW OPERATING DIVISION IN THE RIO GRANDE VALLEY IN TEXAS

REPURCHASED 4 MILLION SHARES

*U.S. only


$50
$40
$30
$20
$10
$0
11/29/98
11/30/99
11/30/00

STOCK PRICE

98/ $25.19 99/ $22.13 00/ $31.38 01/ $33.62 02/ $44.69

*Compound annual growth rate 1997–2002


CAGR*
15%
11/30/01
11/30/02

distinct, KBU's extensive array of reference tools, most of them available online, enables us to speak a common language, share information and communicate as effectively as if we were all working side by side. KBU is just one way we help employees realize their professional potential at KB Home.



A BRAND SYNONYMOUS WITH QUALITY, INNOVATION, VALUE AND SERVICE.

KB Home has become one of the best-recognized and most-respected brands in homebuilding by delivering a consumer experience that follows through on the promise of our distinctive marketing.

KB Home's marketing is founded on the premise that creative print and broadcast materials, promotions, signage and events should educate prospective buyers as well as entice them to visit our new-home communities. That's why, even before they've selected their home, many of our first-time buyers benefit from membership in our Homebuyers Club, which can provide credit assistance while explaining everything from how much home they can afford to exactly what "escrow" means. It's an example of the kind of one-stop shopping we've become known for, and it's a powerful sales tool and loyalty-builder for buyers who might otherwise consider the entire process too daunting to embark on.

We believe consumers' feelings about the quality of their overall home-buying experience can shape their perceptions of the finished product, so from our sales force to our site superintendents, our buyers benefit from working with a company whose goal is to make homebuying painless, seamless and entirely trouble-free. And even though we notched the highest customer-satisfaction rankings in our history in 2002, a full-court press for quality building remains our top priority. No one ever got ahead by clinging to the status quo.



OFFERING BUYERS A WEALTH OF CHOICES THROUGH KB HOME STUDIOS.

The same aspect of our KBnxt business model that helps us guard against risk enables us to offer exceptional freedom of choice to our buyers. At KB Home

HIGHEST CUSTOMER-
SATISFACTION RANKING

Studios, buyers select the options and features they want, and enjoy the ability to roll the cost of those options into their monthly mortgage payments. Headaches associated with running from store to store in search of the right carpet or window coverings are eliminated, along with the hassle of securing a loan—a need we address through our wholly owned KB Home Mortgage lending subsidiary. We don't simply sell buyers a house; we help them create their own KB home, built to suit their unique needs.



A SEASONED MANAGEMENT TEAM, EXCEPTIONAL CORPORATE GOVERNANCE.

During my 30 years with KB Home, I've taken pride in helping our company evolve from a regional player engaged in the business of speculative homebuilding to a $5 billion corporation with coast-to-coast operations, significant strategic advantages and a conservative, world-class operating model.

Those of us who have spent decades working to establish our organizations' reputations were both disheartened and angered by the revelations that undermined public confidence in corporate America in 2002. KB Home shareholders will be pleased to learn that our company has corporate governance policies in place and employs sound accounting practices that ensure executives' and directors' interests are perfectly in sync with those of our investors.

With regard to financial reporting, ours is an easily understood business with conservative accounting; the source of our earnings is visible and straightforward. What you see truly is what you get. Our KB Home Board of Directors, meanwhile, is comprised of some of the highest-caliber independent directors in the country—individuals who are business leaders in their own right, and whose expertise and diverse backgrounds enable them to ask tough questions on your behalf.

Our Board and senior management began focusing on creating a solid governance structure a decade ago—long before this became imperative. Indeed, the Company's governance practices were already substantially in compliance with the new SEC and NYSE regulations before those mandates took effect this year.


15
12
9
6
3
0
11/29/98
11/30/99
11/30/00

PRICE/EARNINGS RATIO

98/ 10.9x   99/ 6.7x   00/ 7.2x   01/ 6.2x   02/ 7.0x

5-YEAR AVERAGE

7.6x

11/30/01

11/30/02

Our Board will continue to actively evaluate and, as necessary, make improvements to KB Home's governance structure to ensure shareholders' interests are paramount at all times. This past year, the Board changed its composition guidelines to reduce the maximum number of KB Home employee directors from two to one. As a result, after 15 years of dedicated service as a director, Guy Nafilyan will step aside, though he will continue contributing outstanding results to the company as chairman and CEO of Kaufman & Broad S.A., our publicly held, majority-owned French subsidiary, which is listed on the Paris Bourse.

Similarly, Henry Cisneros, who joined our Board in 2000 when we formed our American City Vista partnership, has chosen not to stand for re-election in 2003. In recent years, our close business relationship with Henry has broadened, and for that reason Henry is not considered an "independent" director under new NYSE rules and is ineligible to sit on our Board committees. Since KB Home's corporate governance principles—posted on our website at kbhome.com—now dictate that all non-employee directors should be eligible to participate on committees of the Board, Henry has chosen to step down as of our 2003 annual meeting. Henry and American City Vista will continue to work with KB Home on urban-development initiatives aimed at increasing the available supply of affordable housing in some of our key markets.

Finally, our longest-serving director, Sandy Sigoloff, has reached retirement age, thus bringing to a close an extraordinary tenure marked by a determination to help make KB Home one of the most admired companies in our industry, and in the nation. We have achieved that goal in no small measure due to Sandy's wisdom, leadership and thoughtful, reasoned debate. Personally speaking, Sandy has been a trusted advisor, confidant and friend whose counsel

COMMUNITY COUNTS UP 20%

STUDIO REVENUES UP

and guidance have been invaluable to me for more than 20 years. I first met him when I returned from France in the early 1980s, when Sandy was our Company's vice chairman. Although he left to continue a remarkable business career in which he spearheaded numerous turnaround successes, Sandy continued to serve our company brilliantly as a director. I know his impact will be felt on our business for many years to come.



—

From a business and financial standpoint, the year 2002 may well be remembered as the Year of the House — a period in which the family home sheltered Americans from the storms ravaging virtually every other area of the U.S. economy.

My hope and expectation is that the year 2003 will be the Year of the Homebuilder— a period in which smart investors rethink outdated views on our industry, take a closer look at our accomplishments and prospects, and reconfigure their portfolios accordingly.

In the meantime, we at KB Home will continue doing what we do best: offering exceptional quality and value to our buyers and to our shareholders. That, after all, as *Fortune* magazine quaintly put it last September, is what has allowed KB Home to keep "kicking butt."

SINCERELY,



BRUCE KARATZ, CHAIRMAN AND CHIEF EXECUTIVE OFFICER
FEBRUARY 12, 2003


WHAT MATTERS MOST TO THEM...

QUALITY

VALUE

...MATTERS MOST TO US

CHOICE

QUALITY

A brand-new KB home is much, much more than the sum of its parts. It's the professionalism and expert craftsmanship we invest in each one of those parts that guarantees our buyers' lasting satisfaction with the finished product.

Backed by an unsurpassed 10-year limited warranty, every KB home is built from quality materials on a rock-solid foundation of experience, commitment and trust. That's what enables our homes — and our Company — to stand the test of time.

EXT. STAIR AT TOP

SWEATING THE SMALL STUFF.








2155


10 YR.
WARRANT

24 HR.
ON-CALL SERVIC

45 YRS.
EXPERIENC

SERVICE







COMMITMENT

DETAILS



FOR KB HOME, GETTING IT RIGHT THE FIRST TIME, EVERY TIME, IS THE FIRST ORDER OF BUSINESS.
WE'VE BECOME ONE OF THE NATION'S BIGGEST BUILDERS BY PAYING CLOSE ATTENTION TO THE SMALLEST DETAILS.


TRUST
EXPERIENCE

"ONE HOME AT A TIME, ONE FAMILY AT A TIME": IT'S A UNIQUELY KB HOME APPROACH THAT IMPRESSES HOMEBUYERS TIME AND AGAIN.



VALUE

Think expansive, not expensive. Our challenge at KB Home is to give homebuyers plenty of what they need without costing them everything they've got. It's a delicate balance, but it's one we've been able to strike successfully year after year.







MORE HOME FOR LESS:
IT'S AN OFFER THAT'S HARD TO RESIST.


WALK-IN-CLOSET
M. BATH
MASTER BEDROOM
RETREAT



AVG. SQ. FT.



2,000

AVG. PRICE

196,000*

FLOOR PLANS

1,000

*U.S. only




SPACE
COMMUNITY
DREAM

TODAY'S FAMILIES HAVE BIG DREAMS AND BIG PLANS FOR THE FUTURE.
A SPACIOUS KB HOME IS DESIGNED WITH THEIR NEEDS IN MIND.


PERSONAL
WHY RENT?
wallpaper*
HAVEN

WITH GENEROUS, EVEN OUTSIZED BEDROOMS, CLOSETS, KITCHENS AND LIVING AREAS, KB HOME OFFERS ROOM TO MANEUVER, ROOM TO GROW, AND ROOM TO SIMPLY STRETCH OUT AND RELAX





NO SHORTAGE OF OPTIONS.

Our KB Home Studios are staffed by knowledgeable professionals who excel at making sure buyers are overjoyed, and never overwhelmed, by the vast variety of cabinets, countertops, carpeting, and other finishings available to them.

KB Home is dedicated to making the home-personalization process perfectly painless. And that's a primary point-of-difference between our Company and our competitors.

CHOICE

MASTER BATH



OPT. MASTER BATH






7,100

CARPETS

3,600 TILES & STONES

1,300 WOODS & LAMINATES


CARPETS
Ceramic
Corfu 12x12
Alicante
Select options...
Move up to a better solution. You deserve this!
WINDOWS
TILES
ROOFS
COLOR
SINKS
FINISHES
CABINETS
STYLE
CAST IRON
COMFORT

THE ABILITY TO CHOOSE FROM THOUSANDS OF OPTIONS AND UPGRADES AND A VARIETY OF DIFFERENT FLOOR PLANS IS WHAT MAKES EACH AND EVERY KB HOME AS UNIQUE AS ITS OWNERS.

GRANITE

STONE

LIGHTING

CUSTOM

FLOORING

STAINLESS

BRICK

DOORS

STAINS

BATHROOMS

CHOICE EXTENDS TO FINANCING OPTIONS AS WELL, SINCE BUYERS HAVE TH OPTION OF ROLLING THE COST OF MOST OPTIONS INTO THEIR MORTGAGE

THAT'S WHY THERE'S ONLY ONE PLACE TO GO FROM HERE:


UP

DILUTED
EARNINGS PER SHARE

CAGR* = 38%



$7.50
$6.25
$5.00
$3.75
$2.50
$1.25
$2.32
$3.08
$5.24
$5.50
$7.15
98
99
00
01

TOTAL REVENUES
(IN BILLIONS)

CAGR* = 22%



$5
$4
$3
$2
$1
$0
$2.45
$3.84
$3.93
$4.57
$5.03
98
99
00
01

RETURN ON EQUITY

5-YR. AVG. = 25%



27%
26%
25%
24%
23%
22%
22.2%
25.6%
25.6%
24.5%
26.6%
98
99
00
01

*Compound annual growth rate 1997-2002

UNIT DELIVERIES

CAGR* +17%


15,213
22,460
22,847
24,868
25,565
25,000
20,000
15,000
10,000
5,000
0
98
99
00
01
02

YEAR-END BACKLOG

CAGR* +23%


6,943
8,777
10,767
11,225
12,023
12,000
10,000
8,000
6,000
4,000
2,000
98
99
00
01
02

*Compound annual growth rate 1997–2002

FINANCIAL REVIEW



SELECTED FINANCIAL INFORMATION

YEARS ENDED NOVEMBER 30, in thousands, except per share amounts	*2002*	*2001*	*2000*	*1999*	*1998*
CONSTRUCTION:					
Revenues	$4,938,894	$4,501,715	$3,870,488	$3,772,121	$2,402,966
Operating income	452,917	352,316	288,609	259,107	148,672
Total assets	3,391,434	2,983,522	2,361,768	2,214,076	1,542,544
Mortgages and notes payable	1,167,053	1,088,615	987,980	813,424	529,846
MORTGAGE BANKING:					
Revenues	$ 91,922	$ 72,469	$ 60,370	$ 64,174	$ 46,396
Operating income	57,506	33,771	23,832	17,464	21,413
Total assets	634,106	709,344	467,153	450,159	317,660
Notes payable	507,574	595,035	385,294	377,666	239,413
Collateralized mortgage obligations	14,079	22,359	29,928	36,219	49,264
CONSOLIDATED:					
Revenues	$5,030,816	$4,574,184	$3,930,858	$3,836,295	$2,449,362
Operating income	510,423	386,087	312,441	276,571	170,085
Net income	314,350	214,217	209,960	147,469	95,267
Total assets	4,025,540	3,692,866	2,828,921	2,664,235	1,860,204
Mortgages and notes payable	1,674,627	1,683,650	1,373,274	1,191,090	769,259
Collateralized mortgage obligations	14,079	22,359	29,928	36,219	49,264
Mandatorily redeemable preferred securities (Feline Prides)			189,750	189,750	189,750
Stockholders' equity	1,274,351	1,092,481	654,759	676,583	474,511
BASIC EARNINGS PER SHARE	$ 7.57	$ 5.72	$ 5.39	$ 3.16	$ 2.41
DILUTED EARNINGS PER SHARE	7.15	5.50	5.24	3.08	2.32
CASH DIVIDENDS PER COMMON SHARE	.30	.30	.30	.30	.30

RESULTS OF OPERATIONS

OVERVIEW Revenues are primarily generated from the Company's (i) homebuilding operations in the United States and France and (ii) its domestic mortgage banking operations.

Domestically, the Company's construction revenues are generated from operating divisions in the following regional groups: "West Coast" – California; "Southwest" – Arizona, Nevada and New Mexico; and "Central" – Colorado, Florida and Texas. Internationally, the Company operates in France through a majority-owned subsidiary, Kaufman & Broad S.A. ("KBSA").

In January 2001, the Company changed its name from "Kaufman and Broad Home Corporation" to "KB Home." This new name, which resulted from homebuyer input, is intended to convey the Company's strong customer focus and its commitment to helping homebuyers realize their dream of homeownership.

The Company has expanded its operations in recent years by executing a strategy that includes both organic growth and acquisitions. On September 30, 2002, the Company acquired Orlando, Florida-based American Heritage Homes ("AHH"), which marked the Company's entry into the Orlando market and supplemented the start-up business it had established in the Tampa market earlier in the year. The Company first entered the Florida market on July 19, 2001 with the acquisition of Trademark Home Builders, Inc. ("Trademark"), a builder of single-family homes in Jacksonville, Florida.

The Company's international operations have pursued similar growth strategies in recent years. To supplement the expansion of its existing operations, on September 26, 2001, KBSA completed the acquisition of Résidences Bernard Teillaud ("RBT"), a France-based builder of condominiums.

The Company achieved record unit deliveries, revenues and diluted earnings per share in 2002. During the year ended November 30, 2002, the Company delivered 25,452 homes, surpassing its previous record of 24,538 unit deliveries established in 2001. Total Company revenues reached a record $5.03 billion in 2002, up 10.0% from $4.57 billion in 2001, which had increased 16.4% from $3.93 billion in 2000. The Company's double-digit revenue growth in 2002 and 2001 was primarily driven by an increase in housing revenues stemming from increased unit delivery volume and higher average selling prices. Included in total Company revenues were mortgage banking revenues of $91.9 million in 2002, $72.5 million in 2001 and $60.4 million in 2000.

The Company also generated record earnings for the fifth consecutive year in 2002. Net income for the year ended November 30, 2002 increased 46.7% to $314.4 million, or $7.15 per diluted share, from $214.2 million, or $5.50 per diluted share, for the year ended November 30, 2001. Net income growth in 2002 stemmed from higher unit delivery volume, expanded housing gross margins and increased net income from mortgage banking operations. Diluted earnings per share for 2002 was negatively impacted by a 12.9% year-over-year increase in the average number of diluted shares outstanding. The higher share count resulted from the conversion of the Company's Feline Prides securities to common stock in August 2001, which more than offset share repurchases made by the Company during 2002.

Net income of $214.2 million in 2001 was higher than the $210.0 million, or $5.24 per diluted share, recorded in 2000. Results for 2000 included a one-time gain of $39.6 million, or $.99 per diluted share, on the issuance of stock by the Company's French subsidiary in an initial public offering (the "French IPO" gain). Excluding the French IPO gain, 2000 net income and diluted earnings per share were $170.4 million and $4.25, respectively. Net income in 2001 rose on higher unit delivery volume, expanded gross margins and increased net income from mortgage banking operations.

CONSTRUCTION

REVENUES Construction revenues totaled $4.94 billion in 2002, the highest level for any fiscal year in the Company's history, increasing 9.7% from $4.50 billion in 2001, which had increased from $3.87 billion in 2000. The increases in both 2002 and 2001 resulted primarily from higher housing revenues driven by increased unit delivery volume and higher average selling prices.

	West Coast	*Southwest*	*Central*	*France*	*Total*	*Unconsolidated Joint Ventures*
UNIT DELIVERIES						
2002						
First	863	1,246	2,182	734	5,025	56
Second	1,152	1,412	2,565	876	6,005	47
Third	1,469	1,574	2,511	936	6,490	10
Fourth	1,860	1,805	3,026	1,241	7,932	—
Total	5,344	6,037	10,284	3,787	25,452	113
2001						
First	981	1,248	1,746	553	4,528	84
Second	1,388	1,503	2,121	711	5,723	98
Third	1,553	1,690	2,432	798	6,473	79
Fourth	1,628	1,797	3,069	1,320	7,814	69
Total	5,550	6,238	9,368	3,382	24,538	330
NET ORDERS						
2002						
First	1,697	1,512	2,418	814	6,441	13
Second	1,892	1,522	2,663	1,117	7,194	1
Third	1,386	1,680	2,438	815	6,319	1
Fourth	1,106	1,567	1,964	1,194	5,831	—
Total	6,081	6,281	9,483	3,940	25,785	15
2001						
First	1,176	1,973	2,531	664	6,344	65
Second	1,541	1,855	3,078	896	7,370	74
Third	1,082	1,494	2,369	720	5,665	64
Fourth	973	1,156	2,051	1,156	5,336	17
Total	4,772	6,478	10,029	3,436	24,715	220

	West Coast	Southwest	Central	France	Total	Unconsolidated Joint Ventures
ENDING BACKLOG-UNITS						
2002						
First	2,477	2,817	5,157	2,092	12,543	55
Second	3,217	2,927	5,255	2,333	13,732	9
Third	3,134	3,033	5,182	2,212	13,561	
Fourth	2,380	2,795	4,683	2,165	12,023	
2001						
First	2,616	3,036	4,795	1,928	12,375	189
Second	2,769	3,388	5,752	2,113	14,022	165
Third	2,298	3,192	5,939	2,035	13,464	150
Fourth	1,643	2,551	4,921	2,012	11,127	98
ENDING BACKLOG-VALUE, IN THOUSANDS						
2002						
First	$767,836	$479,822	$746,481	$293,776	$2,287,915	$10,780
Second	977,628	512,544	782,033	365,147	2,637,352	1,809
Third	989,927	512,872	772,046	366,733	2,641,578	
Fourth	789,719	475,208	707,989	373,750	2,346,666	
2001						
First	$754,618	$460,411	$667,155	$297,706	$2,179,890	$37,611
Second	790,862	523,751	805,022	285,255	2,404,890	33,330
Third	653,487	497,700	847,614	306,470	2,305,271	30,000
Fourth	474,645	420,282	700,251	294,870	1,890,048	20,384

Housing revenues totaled $4.86 billion in 2002, $4.37 billion in 2001 and $3.77 billion in 2000, with each amount establishing a new Company record for the year in which it was reported. In 2002, housing revenues rose 11.2% over the previous year due to a 3.7% increase in unit volume and a 7.2% increase in the average selling price. In 2001, housing revenues rose 15.9% above 2000 results due to a 9.6% increase in unit volume and a 5.8% increase in the average selling price. Each of the Company's geographic regions posted year-over-year growth in housing revenues in 2002 and 2001.

Housing revenues from West Coast operations rose 8.3% to $1.70 billion in 2002, from $1.57 billion in 2001, due primarily to a 12.4% increase in the average selling price, partially offset by a 3.7% decrease in unit delivery volume during the year. West Coast housing operations generated 40.0% of domestic housing revenues in 2002, down from 40.6% in 2001 and 42.7% in 2000. The continuing decline in the percentage of revenues generated by the Company's West Coast operations is consistent with the Company's efforts to diversify its domestic operations outside of California since 1993. Housing revenues generated from the Company's Southwest region rose 4.0% to $1.02 billion in 2002, from $983.1 million in 2001, due to a 7.5% increase in the average selling price, which more than offset a 3.2% decrease in unit deliveries. Southwest region housing revenues accounted for 24.1% of domestic housing revenues in 2002, compared to 25.4% in 2001 and 25.7% in 2000. The Central region posted housing revenues of $1.52 billion, up 15.5% from $1.32 billion in 2001, the result of year-over-year increases of 9.8% in unit deliveries and 5.3% in the average selling price. Central region housing revenues accounted for 35.9% of domestic housing revenues in 2002, compared to 34.0% in 2001 and 31.6% in 2000. In France, housing revenues of $609.6 million in 2002 rose 23.2% from $494.8 million in 2001, the result of a 12.0% increase in unit volume and a 10.0% increase in the average selling price. French housing revenues accounted for 12.6% of the Company's total housing revenues in 2002, compared to 11.3% in 2001 and 12.5% in 2000.

In 2001, West Coast region housing revenues increased 11.6% from $1.41 billion in 2000 due to a 1.4% increase in unit deliveries and a 10.2% increase in the average selling price. Housing revenues in the Southwest region rose 16.1% in 2001 from $846.9 million in 2000, reflecting increases of 7.0% in unit deliveries and 8.5% in the average selling price. In the Central region, housing revenues in 2001 rose 26.3% from $1.04 billion in 2000, the result of a 15.5% increase in unit delivery volume and a 9.4% increase in the average selling price. In France, housing revenues rose 5.2% in 2001 from $470.3 million in 2000, reflecting a 14.0% increase in unit volume, partially offset by a 7.7% decline in the average selling price.

Company-wide housing deliveries increased 3.7% to 25,452 units in 2002 from 24,538 units in 2001, reflecting growth in U.S. and French deliveries of 2.4% and 12.0%, respectively. The increase in domestic deliveries was driven by a 9.8% increase in the Company's Central region, partially offset by decreases of 3.7% and 3.2% in the West Coast and Southwest regions, respectively. West Coast region deliveries decreased to 5,344 units in 2002 from 5,550 units in 2001, as the Company operated from 21.5% fewer active communities in the region during 2002. Southwest region operations delivered 6,037 units in 2002, down from 6,238 units in 2001, reflecting a decrease of 9.5% in the average number of active communities operated in this region. In the Central region, deliveries totaled 10,284 units in 2002, increasing from 9,368 units in 2001, partly due to the Company's expansion into Florida through a start-up business established in 2002 and acquisitions completed in 2002 and 2001. The average number of active communities in the Central region rose 12.8% in 2002. French deliveries increased to 3,787 units in 2002 from 3,382 units in 2001, with the average number of active communities increasing 16.2% from year to year.

In 2001, housing deliveries increased 9.6% to 24,538 units from 22,392 units in 2000, due to improvement in all geographic regions of the Company. The growth in domestic deliveries reflected increases of 1.4%, 7.0% and 15.5% in the West Coast, Southwest and Central regions, respectively. West Coast deliveries rose to 5,550 units in 2001 from 5,476 units in 2000 despite an 8.1% decline in the average number of active communities in the region during 2001. Southwest operations delivered 6,238 units in 2001, up from 5,832 units in 2000, despite a decrease of 5.1% in the average number of active communities operated in the region. Deliveries from Central region operations increased to 9,368 units in 2001 from 8,112 units in 2000, as the average number of active communities in the region rose 9.0% from the prior year. French deliveries increased 14.0% to 3,382 units in 2001 from 2,967 units in 2000, partly due to the inclusion of a full year of results from acquisitions made during 2000.

The Company-wide average new home price increased 7.2% in 2002, to $190,800 from $178,000 in 2001, due to increases in the average selling prices in each domestic region and in France. The 2001 average new home price had advanced 5.8% from $168,300 in 2000, as a higher domestic average selling price was partially offset by a lower average selling price in France.

In the West Coast region, the average selling price rose 12.4% in 2002 to $318,300 from $283,100 in 2001, which had increased 10.2% from $257,000 in 2000. The average selling price in the Southwest region increased 7.5% to $169,400 in 2002, compared with $157,600 in 2001, which had increased 8.5% from $145,200 in 2000. The Central region average selling price rose 5.3% to $148,100 in 2002 compared with $140,700 in 2001, which had increased 9.4% from $128,600 in 2000. The higher average selling prices in each of the Company's domestic regions in 2002 resulted from a combination of factors: generally higher prices throughout the West Coast region; selected increases in sales prices in certain markets and communities in the Southwest and Central regions; and increases in lot premiums and options sold through the KB Home studios in all of the Company's domestic regions. The increase in the Company's domestic average selling price in 2001 from 2000 resulted from strategic increases in sales prices in most of its markets.

The Company's average selling price in France increased 10.0% to $161,000 in 2002 from $146,300 in 2001, which had decreased 7.7% from $158,500 in 2000. The increase in 2002 resulted primarily from a positive foreign currency translation impact. The decrease in 2001 was largely the result of a Company strategy to increase the proportion of condominiums in its French deliveries. Condominiums are typically priced below single-family detached homes. The decrease also resulted from an adverse foreign currency translation impact.

Revenues from the development of commercial buildings, all located in metropolitan Paris, totaled $43.8 million in 2002, down from $69.9 million in 2001 and $.8 million in 2000. The decrease in French commercial revenues in 2002 versus 2001 reflected the completion of certain projects during the year and a lack of new commercial construction contracts initiated in 2002. In 2001, the Company's French commercial revenues increased substantially from 2000 due to the Company's decision to expand its commercial activity as market conditions for this type of development improved. For several years prior to 2001, the Company had de-emphasized its commercial development operations, which had generated revenues as high as $362.3 million in 1990, in light of less favorable commercial market conditions.

Land sale revenues totaled $39.2 million in 2002, $64.8 million in 2001 and $100.5 million in 2000. Generally, land sale revenues fluctuate with management's decisions to maintain or decrease the Company's land ownership position in certain markets based upon the volume of its holdings, the strength and number of competing developers entering particular markets at given points in time, the availability of land in markets served by the Company and prevailing market conditions. The results for 2002 and 2001 were representative of typical historical fluctuations in Company land sales activity.

OPERATING INCOME Operating income increased to a new Company record of $452.9 million in 2002, up 28.6% from the previous record of $352.3 million achieved in 2001. As a percentage of revenues, operating income rose to 9.2% in 2002 from 7.8% in 2001. Housing gross profits in 2002 increased 18.1%, or $158.7 million, to $1.04 billion from $876.4 million in 2001. As a percentage of related revenues, the housing gross profit margin was 21.3% in 2002, up from 20.1% in the prior year, primarily due to a higher average selling price. The Company's housing gross profit margin also showed sequential improvement during each quarter of 2002, progressing from 20.0% in the first quarter to 22.6% in the fourth quarter. Commercial activities in France generated profits of $10.3 million in 2002, compared to $10.6 million in 2001. Company-wide land sales generated profits of $3.2 million in 2002 and $1.7 million in 2001.

Selling, general and administrative expenses totaled $595.7 million in 2002 compared with $536.5 million in 2001. As a percentage of housing revenues, to which these expenses are most closely correlated, selling, general and administrative expenses in 2002 remained unchanged from 2001 at 12.3%.

Operating income increased 22.1% to $352.3 million in 2001 from $288.6 million in 2000. As a percentage of revenues, operating income rose to 7.8% in 2001 from 7.5% in 2000. Housing gross profits in 2001 increased 17.8%, or $132.7 million, to $876.4 million from $743.7 million in 2000. As a percentage of related revenues, the housing gross profit margin was 20.1% in 2001, up from 19.7% in 2000, primarily due to a higher average selling price. Commercial activities in France generated profits of $10.6 million in 2001, compared to $.2 million in 2000. Company-wide land sales generated profits of $1.7 million in 2001 and $2.8 million in 2000.

Selling, general and administrative expenses increased to $536.5 million in 2001 from $458.0 million in 2000. As a percentage of housing revenues, selling, general and administrative expenses increased slightly to 12.3% in 2001 from 12.2% in 2000. For the first nine months of 2001, the Company achieved a lower selling, general and administrative expense ratio compared to the same period of 2000. Selling expenses rose significantly in the fourth quarter of 2001, however, as marketing efforts had to be stepped up to stimulate traffic in the aftermath of the September 11, 2001 tragedy and to attract sales in the increasingly competitive marketplace. Selling expenses remained at higher levels into the first quarter of 2002, before returning to more normal levels in the remainder of the year.

INTEREST INCOME AND EXPENSE Interest income, which is generated from short-term investments and mortgages receivable, amounted to $4.2 million in 2002, $3.6 million in 2001 and $5.8 million in 2000. Generally, increases and decreases in interest income are attributable to changes in the interest-bearing average balances of short-term investments and mortgages receivable as well as fluctuations in interest rates.

Interest expense results principally from borrowings to finance land purchases, housing inventory and other operating and capital needs. In 2002, interest expense, net of amounts capitalized, decreased by $8.4 million to $32.7 million from $41.1 million in 2001. Gross interest incurred in 2002 was $1.9 million lower than that incurred in 2001, mainly due to lower interest rates in 2002. The percentage of interest capitalized in 2002 and 2001 was 67.6% and 60.1%, respectively. The increase in the percentage of interest capitalized in 2002 primarily resulted from a higher proportion of land under development in 2002 compared to 2001.

In 2001, interest expense, net of amounts capitalized, increased to $41.1 million from $31.5 million in 2000. Gross interest incurred in 2001 was $8.8 million higher than that incurred in 2000, reflecting an increase in average indebtedness. The percentage of interest capitalized in 2001 decreased from the 66.6% capitalized in 2000.

MINORITY INTERESTS Operating income was reduced by minority interests of $17.0 million in 2002, $27.9 million in 2001 and $31.6 million in 2000. Minority interests for 2002 were comprised solely of the minority ownership portion of income from consolidated subsidiaries and joint ventures related to residential and commercial activities. In 2001 and 2000, minority interests also included distributions of $11.4 million and $15.2 million, respectively, associated with the Company's Feline Prides securities. Since the Feline Prides mandatorily converted into common stock of the Company on August 16, 2001, distributions on these securities terminated on that date. Minority interests related to consolidated subsidiaries and joint ventures in 2002 were essentially flat compared with 2001 and 2000.

EQUITY IN PRETAX INCOME OF UNCONSOLIDATED JOINT VENTURES The Company's unconsolidated joint venture activities were located in California, Florida, Nevada, New Mexico and France in 2002; Nevada, New Mexico and France in 2001; and California, Nevada, New Mexico and France in 2000. These unconsolidated joint ventures posted combined revenues of $65.9 million in 2002, $82.1 million in 2001 and $116.8 million in 2000. Revenues from unconsolidated joint ventures in 2002 were lower than in 2001 and 2000 due to a decrease in joint venture unit deliveries in 2002. All unconsolidated joint venture revenues in 2002, 2001 and 2000 were generated from residential properties. Unconsolidated joint ventures generated combined pretax income of $9.7 million in 2002, $6.5 million in 2001 and $4.9 million in 2000. The Company's share of pretax income from unconsolidated joint ventures totaled $4.4 million in 2002, $3.9 million in 2001 and $2.9 million in 2000.

GAIN ON ISSUANCE OF FRENCH SUBSIDIARY STOCK In the first quarter of 2000, the Company recognized a one-time gain of $39.6 million from the issuance of 5,314,327 common shares (including the over allotment option) by KBSA, the Company's French subsidiary, in an initial public offering. The offering was made in France and elsewhere in Europe and was priced at 23 euros per share. Since the initial public offering, KBSA has been listed on the Premier Marché of the Paris Bourse. The offering generated total net proceeds of $113.1 million, of which $82.9 million was used by the Company to reduce its domestic debt and repurchase shares of its common stock. The remainder was used to fund internal and external growth of KBSA. Since the initial public offering, the Company has maintained a 57% majority ownership interest in KBSA and continues to consolidate these operations in its financial statements.

MORTGAGE BANKING

INTEREST INCOME AND EXPENSE The Company's mortgage banking operations provide financing principally to purchasers of homes sold by the Company's domestic housing operations through the origination of residential mortgages. Interest income is earned primarily from first mortgages and mortgage-backed securities held for long-term investment as collateral, while interest expense results from notes payable and the collateralized mortgage obligations. Interest income increased to $22.6 million in 2002 from $21.9 million in 2001 and $21.1 million in 2000. Interest expense decreased to $11.5 million in 2002 from $18.4 million in 2001, which had decreased from $19.4 million in 2000. Interest income increased in both 2002 and 2001 primarily due to a higher average balance of first mortgages held under commitments of sale and other receivables outstanding compared to the previous year.

Interest expense decreased in 2002 due to a lower average balance of notes payable outstanding and lower interest rates compared to 2001. In 2001, interest expense decreased from the previous year due to lower interest rates. Combined interest income and expense resulted in net interest income of $11.1 million in 2002, $3.5 million in 2001 and $1.7 million in 2000. These differences reflect variations in mortgage production mix; movements in short-term versus long-term interest rates; and the amount, timing and rates of return on interim reinvestments of monthly principal amortization and prepayments.

OTHER MORTGAGE BANKING REVENUES Other mortgage banking revenues, which principally consist of gains on sales of mortgages and servicing rights and, to a lesser extent, mortgage servicing fees and insurance commissions, totaled $69.3 million in 2002, $50.5 million in 2001 and $39.2 million in 2000. The increase in 2002 reflected a higher volume of mortgage originations resulting from both higher housing unit delivery volume and increased retention. The term "retention" refers to the percentage of the Company's domestic homebuyers using its mortgage banking subsidiary as a loan originator. In 2001, the increase in other mortgage banking revenues reflected higher gains on the sales of mortgages and servicing rights primarily due to a higher volume of mortgage originations associated with both increases in underlying housing unit delivery volume and higher retention. Also contributing to the increase in 2001 was a shift in product mix toward a higher proportion of fixed rate loans.

GENERAL AND ADMINISTRATIVE EXPENSES General and administrative expenses associated with mortgage banking operations increased to $22.9 million in 2002 from $20.3 million in 2001 and $17.2 million in 2000. In 2002 and 2001, general and administrative expenses increased as a result of higher staff levels needed to accommodate the Company's increasing backlog and the continued growth of its mortgage banking operations in line with rising delivery volumes. The increase in general and administrative expenses in 2001 also resulted from the expansion of certain ancillary businesses.

INCOME TAXES

The Company recorded income tax expense of $154.9 million in 2002, $110.3 million in 2001 and $87.7 million in 2000. These amounts represented effective income tax rates of approximately 33.0% in 2002 and 34.0% in both 2001 and 2000 (excluding the one-time gain on the issuance of French subsidiary stock in 2000). The effective tax rate declined by 1.0 percentage point in 2002 as a result of tax reduction strategies employed by the Company. Pretax income for financial reporting purposes and taxable income for income tax purposes historically have differed primarily due to the impact of state income taxes, treatment of foreign-related income, intercompany dividends and the investment in tax credit partnerships.

LIQUIDITY AND CAPITAL RESOURCES

The Company assesses its liquidity in terms of its ability to generate cash to fund its operating and investing activities. Historically, the Company has funded its construction and mortgage banking activities with internally generated cash flows and external sources of debt and equity financing. Operating, investing and financing activities provided net cash of $48.7 million in 2002 and $248.3 million in 2001.

Operating activities provided $357.0 million in 2002 and $45.9 million in 2001. The Company's sources of operating cash in 2002 included earnings of $314.4 million, an increase in accounts payable, accrued expenses and other liabilities of $149.5 million, a decrease in receivables of $114.0 million, and various noncash items deducted from net income. The cash provided was partially offset by investments in inventories of $186.6 million (excluding the effect of the AHH acquisition and $32.6 million of inventories acquired through seller financing) and other operating uses of $6.7 million.

In 2001, sources of operating cash included an increase in accounts payable, accrued expenses and other liabilities of $295.9 million, earnings of $214.2 million, other operating sources of $21.3 million, and various noncash items deducted from net income. The increase in accounts payable, accrued expenses and other liabilities primarily reflected increased production activity at the end of the year as the Company's payment terms were essentially unchanged from the previous year. The cash provided was partially offset by an increase in receivables of $372.9 million and investments in inventories of $137.1 million (excluding the effect of the Trademark and RBT acquisitions and $54.6 million of inventories acquired through seller financing).

Investing activities used $52.8 million in 2002 and $48.3 million in 2001. In 2002, $31.2 million was used for net purchases of property and equipment, $27.5 million, net of cash acquired, was used for the acquisition of AHH and $4.0 million was used for investments in unconsolidated joint ventures. Partially offsetting these uses were proceeds of $8.7 million received on mortgage-backed securities, which were principally used to pay down collateralized mortgage obligations for which the mortgage-backed securities had served as collateral, and net sales of $1.2 million of mortgages held for long-term investment.

In 2001, cash used by investing activities included $53.7 million, net of cash acquired, used for the acquisitions of Trademark and RBT, and $12.2 million for net purchases of property and equipment. Partially offsetting these uses were proceeds of $7.9 million received from mortgage-backed securities, distributions of $5.4 million relating to investments in unconsolidated joint ventures and net sales of $4.3 million of mortgages held for long-term investment.

Financing activities in 2002 used $255.5 million of cash compared to $250.6 million provided in 2001. In 2002, cash was used for net payments on borrowings of $262.5 million, redemption of the Company's 9³/₈% senior subordinated notes of $175.0 million, repurchases of common stock of $190.8 million, cash dividend payments of $12.4 million, payments on collateralized mortgage obligations of $8.3 million and payments to minority interests of $6.4 million. Partially offsetting these uses were $198.4 million in proceeds from the sale of 8⁵/₈% senior subordinated notes, $144.3 million in proceeds from KBSA's sale of 8³/₄% French senior notes and $57.2 million from the issuance of common stock under employee stock plans. On December 14, 2001, pursuant to its universal shelf registration statement filed with the Securities and Exchange Commission ("SEC") on December 5, 1997 (the "1997 Shelf Registration"), the Company issued $200.0 million of 8⁵/₈% senior subordinated notes at 100% of the principal amount of the notes. The notes, which are due December 15, 2008, with interest payable semi-annually, represent unsecured obligations of the Company and are subordinated to all existing and future senior indebtedness of the Company. On or prior to December 15, 2004, the Company may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of one or more public or private equity offerings at a redemption price of 108.625% of their principal amount, together with accrued and unpaid interest. The notes are not otherwise redeemable at the option of the Company. The Company used $175.0 million of the net proceeds from the issuance of the notes to redeem all of its outstanding 9³/₈% senior subordinated notes due 2003. The remaining net proceeds were used for general corporate purposes.

On July 29, 2002, KBSA issued 150.0 million euros principal amount of 8³/₄% French senior notes at 100% of the principal amount of the notes. The notes, which are publicly traded and are due August 1, 2009 with interest payable semi-annually, represent unsecured obligations of KBSA and rank pari passu in right of payment with all other senior unsecured indebtedness of KBSA. The Company does not guarantee these KBSA notes. On or prior to August 1, 2005, KBSA may redeem up to 35% of the aggregate principal amount of the notes with the net cash proceeds of qualified equity offerings at a redemption price of 108.75% of their principal amount together with accrued and unpaid interest, if any. The notes are not otherwise redeemable at the option of KBSA, except in the event of certain changes in tax laws. Proceeds from the issuance of the notes were used to pay down bank borrowings and other indebtedness.

Financing activities in 2001 provided $247.5 million from the issuance of 9¹/₂% senior subordinated notes, $37.9 million from the issuance of common stock under employee stock plans and $5.1 million from net proceeds on borrowings. Partially offsetting these sources were payments to minority interests of $21.1 million, cash dividend payments of $11.2 million and payments of $7.6 million on collateralized mortgage obligations. Pursuant to its 1997 Shelf Registration, the Company issued $250.0 million of 9¹/₂% senior subordinated notes at 100% of the principal amount of the notes. The notes, which are due February 15, 2011 with interest payable semi-annually, represent unsecured obligations of the Company and are subordinated to all existing and future senior indebtedness of the Company. The notes are redeemable at the option of the Company, in whole or in part, at 104.750% of their principal amount beginning February 15, 2006, and thereafter at prices declining annually to 100% on and after February 15, 2009. Proceeds from the issuance of the notes were used to pay down bank borrowings.

The Company's financial leverage, as measured by the ratio of debt to total capital, was 47.8% at the end of 2002 compared to 49.9% at the end of 2001. The Company seeks to maintain its ratio of debt to total capital within a targeted range of 45% to 55%.

On September 30, 2002, the Company acquired Orlando, Florida-based AHH for approximately $74.0 million, including the assumption of approximately $46.5 million in debt. AHH, which in 2001 delivered more than 800 single-family homes in Orlando and Tampa and generated revenues of approximately $140.0 million, controlled more than 4,000 lots at the time of the acquisition. The AHH acquisition strengthens the Company's market position in Florida, marking its entry into the Orlando market and supplementing its Tampa start-up business. AHH was accounted for under the purchase method of accounting and was assigned to the Company's construction segment. No goodwill was recorded in connection with the acquisition. The results of AHH's operations were included in the Company's consolidated financial statements as of the date of acquisition.

On July 19, 2001, the Company acquired Trademark, a builder of single-family homes in Jacksonville, Florida. The acquisition marked the Company's entry into Florida. Trademark was acquired for approximately $30.1 million, including the assumption of approximately $16.3 million in debt, and was accounted for under the purchase method of accounting. The excess of the purchase price over the estimated fair value of net assets acquired was $9.2 million and was allocated to goodwill and assigned to the Company's construction segment. On September 26, 2001, KBSA completed the acquisition of RBT, a France-based builder of condominiums. As a result of the acquisition, KBSA believes it has a leading market position in the Rhône-Alpes region of France. RBT was acquired for approximately $28.7 million and was accounted for under the purchase method of accounting. The excess of the purchase price over the estimated fair value of net assets acquired was $10.2 million and was allocated to goodwill and assigned to the Company's construction segment. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), the goodwill amounts recorded in connection with the acquisitions of Trademark and RBT are not being amortized but are being reviewed for impairment on an annual basis. The results of Trademark and RBT were included in the Company's consolidated financial statements as of their respective acquisition dates.

During 2002 and 2000, the Company repurchased 4.0 million and 10.7 million shares of its common stock at an aggregate price of $190.8 million and $247.2 million, respectively, under stock repurchase programs authorized by its Board of Directors. On July 16, 2002, the Company's Board of Directors approved an increase in the Company's previously authorized stock repurchase program to permit future purchases of up to 2.0 million additional shares of the Company's common stock. No shares had been repurchased under this authorization as of November 30, 2002.

External sources of financing for the Company's construction activities include its domestic unsecured credit facility, other domestic and foreign bank lines, third-party secured financings, and the public debt and equity markets. Substantial unused lines of credit remain available for the Company's future use, if required, principally through its domestic unsecured revolving credit facility. On October 6, 2000, the Company entered into an unsecured credit agreement (the "Unsecured Credit Facility") consisting of a four-year committed revolving credit facility and a five-year term loan. The Unsecured Credit Facility totaled $827.0 million at November 30, 2002 and was comprised of a $644.0 million four-year committed revolving credit facility and a $183.0 million five-year term loan. The Unsecured Credit Facility has the capacity to be expanded up to an aggregate total of $900.0 million if additional bank lending commitments are obtained. Interest on the Unsecured Credit Facility is payable monthly at the London Interbank Offered Rate plus an applicable spread on amounts borrowed. At November 30, 2002, the Company had $580.6 million available for its future use under the Unsecured Credit Facility, net of $63.4 million of outstanding letters of credit. In addition, the Company's French subsidiaries had lines of credit with various banks which totaled $304.0 million at November 30, 2002 and have various committed expiration dates through April 2006. Under these unsecured financing agreements, $286.5 million was available to the Company's French subsidiaries at November 30, 2002.

Depending upon available terms and its negotiating leverage related to specific market conditions, the Company also finances certain land acquisitions with purchase-money financing from land sellers and other third parties. At November 30, 2002, the Company had outstanding seller-financed notes payable of $67.7 million secured primarily by the underlying property which had a carrying value of $152.7 million.

The Company's primary contractual financing obligations at November 30, 2002 were comprised of senior and senior subordinated notes, term loan borrowings, mortgages, land contracts and other loans with principal payments due as follows: 2003: $9.3 million; 2004: $178.8 million; 2005: $183.0 million; 2006: $179.2 million; 2007: $0; and thereafter: $599.2 million.

The Company's current universal shelf registration statement filed on October 15, 2001 with the SEC (as subsequently amended, the "2001 Shelf Registration") for up to $750.0 million of the Company's debt and equity securities was declared effective on January 28, 2002. The 2001 Shelf Registration provides that securities may be offered from time to time in one or more series and in the form of senior, senior subordinated or subordinated debt, preferred stock, common stock, stock purchase contracts, stock purchase units and/or warrants to purchase such securities. As of November 30, 2002, no securities had been issued under the 2001 Shelf Registration and $750.0 million of capacity remained available.

On July 7, 1998, the Company, together with a KBHC Trust that was wholly owned by the Company, issued an aggregate of 19.0 million Feline Prides securities. The Feline Prides consisted of (i) 18.0 million Income Prides with a stated amount per Income Prides of $10 (the "Stated Amount"), which were units comprised of a capital security and a stock purchase contract under which the holders were to purchase common stock from the Company not later than August 16, 2001 and the Company was to pay to the holders certain unsecured contract adjustment payments, and (ii) 1.0 million Growth Prides with a face amount per Growth Prides equal to the Stated Amount, which were units consisting of a 1/100th beneficial interest in a zero-coupon U.S. Treasury security and a stock purchase contract under which the holders were to purchase common stock from the Company not later than August 16, 2001 and the Company was to pay to the holders certain unsecured contract adjustment payments. On August 16, 2001, all of the Company's Feline Prides mandatorily converted into approximately 6.0 million shares of the Company's common stock.

The Company uses its capital resources primarily for land purchases, land development and housing construction. The Company typically manages its investments in land by purchasing property under options and other types of conditional contracts whenever possible, and similarly controls its investment in housing inventories by strongly emphasizing the pre-sale of homes over speculative construction and carefully managing the timing of the production process. The Company's backlog ratio (beginning backlog as a percentage of unit deliveries in the succeeding quarter) was 171.0% for the fourth quarter of 2002, slightly lower than the 174.1% ratio for the fourth quarter of 2001. The Company's inventories have become significantly more geographically diverse in the last decade, primarily as a result of the Company's extensive domestic expansion outside of the West Coast region. As of November 30, 2002, 16.9% of the lots owned or controlled by the Company were located in the West Coast region, 25.9% were in the Southwest region, 48.1% were in the Central region and 9.1% were in France. The Company continues to concentrate its housing operations in desirable areas within targeted growth markets, principally oriented toward entry-level and first-time move up purchasers.

The principal sources of liquidity for the Company's mortgage banking operations are internally generated funds from the sales of mortgages and related servicing rights. Mortgages originated by the mortgage banking operations are generally sold in the secondary market within 60 days of origination. External sources of financing for these operations include a $200.0 million master loan and security agreement (the "$200.0 Million Master Loan and Security Agreement") and a $400.0 million master loan and security agreement. The $200.0 Million Master Loan and Security Agreement was renewed on May 13, 2002 with an investment bank. The agreement, which expires on May 26, 2003, provides for a facility fee based on the $200.0 million maximum amount available and provides for interest to be paid monthly at the London Interbank Offered Rate plus an applicable spread on amounts borrowed. The Company's mortgage banking subsidiary entered into an additional $400.0 million master loan and security agreement with another investment bank on May 13, 2002. The agreement, which expires on May 13, 2003, provides for interest to be paid monthly at the London Interbank Offered Rate plus an applicable spread on amounts borrowed. During the fourth quarter of 2002, the Company's mortgage banking subsidiary negotiated a temporary increase in the maximum credit amount available under the $400.0 million master loan and security agreement to $550.0 million (the "$550.0 Million Master Loan and Security Agreement") through February 13, 2003. The temporary increase was obtained to meet the Company's increased volume of loan originations. The mortgage banking subsidiary's previously outstanding $300.0 million mortgage warehouse facility, which was scheduled to expire on February 18, 2003, was terminated early by the Company on November 13, 2002.

The amounts outstanding under the $200.0 Million Master Loan and Security Agreement and the $550.0 Million Master Loan and Security Agreement are secured by separate borrowing bases, which include certain mortgage loans held under commitments of sale and are repayable from sales proceeds. There are no compensating balance requirements under either facility. Each facility includes financial covenants and restrictions which, among other things, require the maintenance of certain financial statement ratios, a minimum tangible net worth and a minimum net income. At November 30, 2002, the Company's mortgage banking subsidiary had $143.1 million available under its $200.0 Million Master Loan and Security Agreement and $99.4 million available under its $550.0 Million Master Loan and Security Agreement. The Company believes its sources of financing are adequate to fund its mortgage banking operations.

Debt service on the Company's collateralized mortgage obligations is funded by receipts from mortgage-backed securities. Such funds are expected to be adequate to meet future debt-payment schedules for the collateralized mortgage obligations and therefore these securities have virtually no impact on the capital resources and liquidity of the mortgage banking operations.

The Company continues to benefit in all of its operations from the strength of its capital position, which has allowed it to maintain overall profitability during troubled economic times, finance domestic and international expansion, re-engineer product lines and diversify into new markets through both de novo entry and acquisition. Secure access to capital at competitive rates, among other reasons, should enable the Company to continue to grow and expand. As a result of its geographic diversification, the disciplines of its KBnxt operational business model and its strong capital position, the Company believes it has adequate resources and sufficient credit facilities to satisfy its current and reasonably anticipated future requirements for funds needed to acquire capital assets and land, construct homes, fund its mortgage banking operations, and meet other needs of its business, both on a short and long-term basis.

CRITICAL ACCOUNTING POLICIES

As discussed in Note 1 to the Company's consolidated financial statements, housing and other real estate sales are recognized when title passes to the buyer and certain other conditions are met. As a result, the Company's revenue recognition process does not involve significant judgments or estimations. Nonetheless, the Company does rely on certain estimates to determine the related construction and land costs and resulting gross margins associated with revenues recognized. The Company's construction and land costs are comprised of direct and allocated costs, including estimated costs for future warranties and amenities. Land, land improvements and other common costs are allocated on a relative fair value basis to units within a parcel or subdivision. Land and land development costs generally include related interest and property taxes incurred until development is substantially completed or deliveries have begun within a subdivision.

In determining a portion of the construction and land costs for each period, the Company relies on project budgets that are based on a variety of assumptions, including assumptions about construction schedules and future costs to be incurred. It is possible that actual results could differ from budgeted amounts for various reasons, including construction delays, increases in costs which have not yet been committed, changes in governmental requirements, unforeseen environmental hazard discoveries or other unanticipated issues encountered during construction that fall outside the scope of contracts obtained. While the actual results for a particular construction project are accurately reported over time, variances between the budgeted and actual costs of a project could result in the understatement or overstatement of construction and land costs and construction gross margins in a specific reporting period. To reduce the potential for such distortion, the Company has set forth procedures that collectively comprise a "critical accounting policy." These procedures, which have been applied by the Company on a consistent basis, include updating, assessing and revising project budgets on a monthly basis, obtaining commitments from subcontractors and vendors for future costs to be incurred, reviewing the adequacy of warranty accruals and historical warranty claims experience, and utilizing the most recent information available to estimate construction and land costs to be charged to expense. The variances between budgeted and actual amounts identified by the Company have historically not had a material impact on its consolidated results of operations. Management believes that the Company's policies provide for reasonably dependable estimates to be used in the calculation and reporting of construction and land costs.

As disclosed in the consolidated financial statements, the Company had goodwill in the amount of $194.6 million at November 30, 2002. In accordance with SFAS No. 142, the Company performed impairment tests of goodwill as of November 30, 2002 and identified no impairment. However, the process of evaluating goodwill for impairment involves the determination of the fair value of the Company's reporting units. Inherent in such fair value determinations are certain judgments and estimates, including the interpretation of current economic indicators and market valuations, and assumptions about the Company's strategic plans with regard to its operations. To the extent additional information arises or the Company's strategies change, it is possible that the Company's conclusion regarding goodwill impairment could change and result in a material effect on its financial position or results of operations.

SUBSEQUENT EVENTS

On January 27, 2003, pursuant to the 2001 Shelf Registration, the Company issued $250.0 million of 7³/₄% senior subordinated notes at 98.444% of the principal amount of the notes and on February 7, 2003, the Company issued an additional $50.0 million notes in the same series (collectively, the "$300.0 Million Senior Subordinated Notes"). The $300.0 Million Senior Subordinated Notes, which are due February 1, 2010, with interest payable semi-annually, represent unsecured obligations of the Company and are subordinated to all existing and future senior indebtedness of the Company. The $300.0 Million Senior Subordinated Notes are redeemable at the option of the Company at 103.875% of their principal amount beginning February 1, 2007 and thereafter at prices declining annually to 100% on and after February 1, 2009. In addition, before February 1, 2006, the Company may redeem up to 35% of the aggregate principal amount of the $300.0 Million Senior Subordinated Notes with the net proceeds of one or more public or private equity offerings at a redemption price of 107.75% of their principal amount, together with accrued and unpaid interest. The Company used $129.0 million of the net proceeds from the issuance of the $300.0 Million Senior Subordinated Notes to redeem all of its outstanding $125.0 million 9⁵/₈% senior subordinated notes due 2006. The remaining net proceeds were used for general corporate purposes.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142. SFAS No. 142 requires goodwill to be tested for impairment under certain circumstances, and written off when impaired, rather than amortized as previous standards required. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, although early application was permitted for entities, like the Company, with fiscal years beginning after March 15, 2001. The Company has recorded goodwill in connection with various acquisitions completed in recent years. Goodwill represents the excess of the purchase price over the fair value of net assets acquired. The Company adopted SFAS No. 142 on December 1, 2001, earlier than required. Since adopting SFAS No. 142, the Company tests goodwill for impairment using the two-step process prescribed in the pronouncement. The first step is used to identify potential impairment, while the second step measures the amount of impairment, if any. The impairment tests of goodwill performed by the Company as of November 30, 2002 and December 1, 2001 indicated no impairment. Application of the provisions of SFAS No. 142 by the Company resulted in the elimination of amortization expense in 2002. Prior to the adoption of SFAS No. 142, the Company amortized goodwill over periods ranging from five to ten years using the straight-line method. At November 30, 2001, accumulated goodwill amortization totaled $107.7 million. Results reported for the years ended November 30, 2001 and 2000 included after tax goodwill amortization expense of $18.5 million and $17.8 million, respectively. For the year ended November 30, 2001, elimination of this amortization expense would have resulted in net income of $232.7 million and an increase of $.49 in basic earnings per share, from the amount reported, to $6.21 and an increase of $.48 in diluted earnings per share, from the amount reported, to $5.98. For the year ended November 30, 2000, elimination of this amortization expense would have resulted in net income of $227.8 million and an increase of $.46 in basic earnings per share, from the amount reported, to $5.85 and an increase of $.44 in diluted earnings per share, from the amount reported, to $5.68.

In December 2001, the Accounting Standards Executive Committee issued Statement of Position 01-6, "Accounting by Certain Entities (including Entities With Trade Receivables) That Lend to or Finance the Activities of Others" ("SOP 01-6"). SOP 01-6 is effective for annual and interim financial statements issued for fiscal years beginning after December 15, 2001. Under SOP 01-6, mortgage companies are explicitly subject to new accounting and reporting provisions and disclosure requirements, including disclosures about regulatory capital and net worth requirements. SOP 01-6 also requires the carrying amounts of loans and servicing rights to be allocated using relative fair values in a manner consistent with Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 140"). Such allocation was not previously required and the Company's mortgage banking operations recognized servicing rights income upon closing of the respective loans as permitted under the applicable accounting guidance. The Company plans to adopt SOP 01-6 in the first quarter of 2003 and is currently evaluating the potential impact of the adoption of SOP 01-6 on its financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FASB Interpretation No. 45"), which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FASB Interpretation No. 45 also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the obligations the guarantor has undertaken in issuing the guarantee. The disclosure requirements of FASB Interpretation No. 45 are effective for financial statements of interim or annual periods ending after December 15, 2002, while the initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company plans to adopt FASB Interpretation No. 45 in the first quarter of 2003 and is currently evaluating the potential impact of the interpretation on its financial statements.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" ("SFAS No. 148"), which amends Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") to provide alternative methods of transition for an entity that voluntarily changes to the fair value method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS No. 148 amends Accounting Principles Board Opinion No. 28, "Interim Financial Reporting" ("APB Opinion No. 28") to require disclosure about those effects in interim financial information. SFAS No. 148's amendment of the transition and disclosure requirements of SFAS No. 123 are effective for fiscal years ending after December 15, 2002, with earlier application permitted. SFAS No. 148's amendment of the disclosure requirements of APB Opinion No. 28 is effective for interim periods beginning after December 15, 2002. The Company does not plan to change to the fair value method of accounting, but plans to adopt the disclosure requirements of SFAS No. 148 in the second quarter of 2003.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FASB Interpretation No. 46"). FASB Interpretation No. 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FASB Interpretation No. 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies to the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company is currently evaluating the potential impact of FASB Interpretation No. 46 on its financial statements.

OUTLOOK

The Company's residential backlog at November 30, 2002 stood at 12,023 units, the highest year-end backlog level in its history, and represented aggregate future revenues of $2.35 billion, also a year-end record. The Company's backlog in terms of units and value at November 30, 2002 increased 8.1% and 24.2%, respectively, compared to 11,127 units in residential backlog, representing aggregate future revenues of $1.89 billion, at year-end 2001. The average number of active communities in the fourth quarter of 2002 rose 1.8% from the year-earlier quarter. Company-wide net orders of 5,831 units for the quarter ending November 30, 2002 were up 9.3% from the 5,336 net orders reported in the corresponding quarter of 2001.

The Company's domestic residential backlog at November 30, 2002 rose 23.7% to $1.97 billion, from $1.60 billion at year-end 2001. The growth in domestic backlog value at year-end 2002 reflected increases in all of the Company's geographic regions. On a unit basis, domestic backlog stood at 9,858 units at year-end 2002, up 8.2% from 9,115 units at year-end 2001. The West Coast region backlog value totaled $789.7 million on 2,380 units at November 30, 2002, up from $474.6 million on 1,643 units at November 30, 2001. West Coast region net orders increased 13.7% in the fourth quarter of 2002, to 1,106 units, from 973 units in the fourth quarter of 2001, while the average number of active communities remained virtually unchanged. In the Southwest region, backlog value increased to $475.2 million on 2,795 units at November 30, 2002, up from $420.3 million on 2,551 units at November 30, 2001. This improvement also occurred with essentially no year-over-year change in the number of active communities in the region. Fourth quarter net orders in the Southwest region increased 35.6% to 1,567 units in 2002 from 1,156 units in 2001. In the Central region, backlog value rose to $708.0 million on 4,683 units at November 30, 2002 from $700.3 million on 4,921 units at November 30, 2001. Fourth quarter net orders in the Central Region decreased 4.2% to 1,964 units in 2002 from 2,051 units in the year-earlier period despite a 13.9% increase in the average number of active communities.

In France, residential backlog at November 30, 2002 totaled $373.8 million on 2,165 units, up 26.8% and 7.6%, respectively, from $294.9 million on 2,012 units at year-end 2001. French net orders increased 3.3% to 1,194 units in the fourth quarter of 2002 from 1,156 units in the year-earlier period. The value of the backlog associated with French commercial development activities totaled approximately $54.2 million at November 30, 2002 compared to $41.6 million at year-end 2001.

Substantially all homes included in the year-end 2002 backlog are expected to be delivered during 2003. However, cancellation rates could increase, particularly if market conditions deteriorate, international hostilities accelerate, further terrorist attacks occur or mortgage interest rates increase, thereby decreasing backlog and related future revenues.

The Company remains committed to increasing its overall unit deliveries in future years through the well-developed, long-term growth strategies it has in place. These strategies include the expansion of existing operations to achieve optimal market volume levels as well as the possible entry into new geographic markets through de novo entry, acquisitions or a combination of the two approaches. The Company's ultimate growth will be determined by its ability to increase the average number of active communities it operates in new and existing markets, with this expansion enhanced or tempered by changes in the U.S. and French political and economic environments.

While adhering to the disciplines of its longstanding KBnxt operational business model, the Company has leveraged the model with additional complementary initiatives, including strategies to establish and deepen its leading market positions and to identify new acquisition opportunities. The Company believes its capital structure and operational disciplines will allow it to deliver consistent results even during challenging economic conditions. The Company has successfully diversified its operations in recent years while at the same time maintaining a selective approach to land investment. The Company's strategies are intended to reduce financial risk and limit the Company's exposure and sensitivity to swings in economic conditions.

The Company currently expects to achieve its sixth consecutive year of record earnings in fiscal 2003. However, this expectation could be materially affected by various risk factors, such as the continued impact of terrorist activities and U.S. military response (including the much-discussed potential U.S. conflict with Iraq), accelerating recessionary trends and other adverse changes in general economic conditions either nationally, in the U.S. or France, or in the localized regions in which the Company operates; continued diminution in domestic job growth or employment levels; a continued downturn in the economy's pace; or changes in home mortgage interest rates or consumer confidence, among other things. With such risk factors as background, the Company currently expects its 2003 unit deliveries to increase by 10% to 12% over 2002, mainly due to growth in the average number of active communities planned for 2003 due to organic expansion and recent acquisition activity. The Company anticipates its projected earnings growth for 2003 will result from increased unit delivery volume, a higher housing gross margin and a decrease in its selling, general and administrative expense ratio. The Company currently believes that it is well-positioned to meet its financial goals for 2003 due to the performance it achieved in 2002, its excellent cash and borrowing capacity positions, the backlog of homes in place at the beginning of fiscal year 2003 and its commitment to adhere to the disciplines of its KBnxt operational business model.

* * * * * * *

Investors are cautioned that certain statements contained in this document, as well as some statements by the Company in periodic press releases and some oral statements by Company officials to securities analysts and stockholders during presentations about the Company are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). Statements which are predictive in nature, which depend upon or refer to future events or conditions, or which include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "hopes," and similar expressions constitute forward-looking statements. In addition, any statements concerning future financial performance (including future revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company actions, which may be provided by management are also forward-looking statements as defined by the Act. Forward-looking statements are based on current expectations and projections about future events and are subject to risks, uncertainties, and assumptions about the Company, economic and market factors and the homebuilding industry, among other things. These statements are not guarantees of future performance, and the Company has no specific intention to update these statements.

Actual events and results may differ materially from those expressed or forecasted in the forward-looking statements made by the Company or Company officials due to a number of factors. The principal important risk factors that could cause the Company's actual performance and future events and actions to differ materially from such forward-looking statements include, but are not limited to, changes in general economic conditions, material prices, labor costs, interest rates, the continued impact of terrorist activities and U.S. response, accelerating recessionary trends and other adverse changes in general economic conditions, the secondary market for loans, consumer confidence, competition, currency exchange rates (insofar as they affect the Company's operations in France), environmental factors, government regulations affecting the Company's operations, the availability and cost of land in desirable areas, unanticipated violations of Company policy, unanticipated legal proceedings, and conditions in the capital, credit and homebuilding markets.

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED NOVEMBER 30, in thousands, except per share amounts	2002	2001	2000
TOTAL REVENUES	$ 5,030,816	$ 4,574,184	$ 3,930,858
CONSTRUCTION:			
Revenues	$ 4,938,894	$ 4,501,715	$ 3,870,488
Construction and land costs	(3,890,243)	(3,612,936)	(3,123,869)
Selling, general and administrative expenses	(595,734)	(536,463)	(458,010)
Operating income	452,917	352,316	288,609
Interest income	4,173	3,559	5,782
Interest expense, net of amounts capitalized	(32,730)	(41,072)	(31,479)
Minority interests	(16,994)	(27,932)	(31,640)
Equity in pretax income of unconsolidated joint ventures	4,378	3,875	2,926
Gain on issuance of French subsidiary stock			39,630
Construction pretax income	411,744	290,746	273,828
MORTGAGE BANKING:			
Revenues:			
Interest income	22,578	21,935	21,130
Other	69,344	50,534	39,240
	91,922	72,469	60,370
Expenses:			
Interest	(11,467)	(18,436)	(19,374)
General and administrative	(22,949)	(20,262)	(17,164)
Mortgage banking pretax income	57,506	33,771	23,832
Total pretax income	469,250	324,517	297,660
Income taxes	(154,900)	(110,300)	(87,700)
NET INCOME	$ 314,350	$ 214,217	$ 209,960
BASIC EARNINGS PER SHARE	$ 7.57	$ 5.72	$ 5.39
DILUTED EARNINGS PER SHARE	$ 7.15	$ 5.50	$ 5.24

See accompanying notes.

CONSOLIDATED BALANCE SHEETS

NOVEMBER 30, in thousands, except shares	2002	2001
ASSETS		
CONSTRUCTION:		
Cash and cash equivalents	$ 309,434	$ 266,195
Trade and other receivables	403,957	437,043
Inventories	2,173,497	1,884,761
Investments in unconsolidated joint ventures	21,023	8,844
Deferred income taxes	178,022	118,584
Goodwill	194,614	190,785
Other assets	110,887	77,310
	3,391,434	2,983,522
MORTGAGE BANKING:		
Cash and cash equivalents	20,551	15,138
Receivables:		
First mortgages and mortgage-backed securities	21,020	30,912
First mortgages held under commitments of sale and other receivables	578,549	655,491
Other assets	13,986	7,803
	634,106	709,344
TOTAL ASSETS	$4,025,540	$3,692,866
LIABILITIES AND STOCKHOLDERS' EQUITY		
CONSTRUCTION:		
Accounts payable	$ 487,237	$ 446,279
Accrued expenses and other liabilities	466,876	351,144
Mortgages and notes payable	1,167,053	1,088,615
	2,121,166	1,886,038
MORTGAGE BANKING:		
Accounts payable and accrued expenses	34,104	33,289
Notes payable	507,574	595,035
Collateralized mortgage obligations secured by mortgage-backed securities	14,079	22,359
	555,757	650,683
MINORITY INTERESTS:		
Consolidated subsidiaries and joint ventures	74,266	63,664
	74,266	63,664
STOCKHOLDERS' EQUITY:		
Preferred stock – $1.00 par value; authorized, 10,000,000 shares: none outstanding		
Common stock – $1.00 par value; authorized, 100,000,000 shares; 53,422,339 and 51,825,270 shares outstanding at November 30, 2002 and 2001, respectively	53,422	51,825
Paid-in capital	508,448	458,089
Retained earnings	1,103,387	801,408
Accumulated other comprehensive income	8,895	(3,084)
Deferred compensation	(8,978)	(10,444)
Grantor stock ownership trust, at cost: 7,900,140 shares and 8,142,831 shares at November 30, 2002 and 2001, respectively	(171,702)	(176,976)
Treasury stock, at cost: 5,448,100 and 1,448,100 shares at November 30, 2002 and 2001, respectively	(219,121)	(28,337)
TOTAL STOCKHOLDERS' EQUITY	1,274,351	1,092,481
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,025,540	$3,692,866

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED NOVEMBER 30, *in thousands*	*Number of Shares*										
	Common Stock	*Grantor Stock Ownership Trust*	*Treasury Stock*	*Common Stock*	*Paid-in Capital*	*Retained Earnings*	*Accumulated Other Comprehensive Income (Loss)*	*Deferred Compensation*	*Grantor Stock Ownership Trust*	*Treasury Stock*	*Total Stockholders' Equity*
Balance at November 30, 1999	48,091	(3,750)		$48,091	$335,324	$376,626	$(1,584)		$(81,874)		$676,583
Comprehensive income:											
Net income						209,960					209,960
Foreign currency translation adjustments							(7,980)				(7,980)
Total comprehensive income											201,980
Dividends on common stock						(11,465)					(11,465)
Exercise of employee stock options	306			306	5,445						5,751
Common stock purchased and retired	(4,000)			(4,000)	(100,000)						(104,000)
Grantor stock ownership trust		(5,032)			(8)				(108,998)		(109,006)
Treasury stock			(1,448)							$(28,337)	(28,337)
Issuance of French subsidiary stock						23,253					23,253
Balance at November 30, 2000	44,397	(8,782)	(1,448)	44,397	240,761	598,374	(9,564)		(190,872)	(28,337)	654,759
Comprehensive income:											
Net income						214,217					214,217
Foreign currency translation adjustments							2,594				2,594
Net unrealized gain on hedges							3,886				3,886
Total comprehensive income											220,697
Dividends on common stock						(11,183)					(11,183)
Exercise of employee stock options	1,451			1,451	27,365						28,816
Feline Prides conversion	5,977			5,977	183,773						189,750
Employee deferred stock compensation								$(10,444)			(10,444)
Grantor stock ownership trust		639			6,190				13,896		20,086
Balance at November 30, 2001	51,825	(8,143)	(1,448)	51,825	458,089	801,408	(3,084)	(10,444)	(176,976)	(28,337)	1,092,481
Comprehensive income:											
Net income						314,350					314,350
Foreign currency translation adjustments							14,535				14,535
Net unrealized loss on hedges							(2,556)				(2,556)
Total comprehensive income											326,329
Dividends on common stock						(12,371)					(12,371)
Exercise of employee stock options	1,597			1,597	45,883						47,480
Employee deferred stock compensation								1,466			1,466
Grantor stock ownership trust		243			4,476				5,274		9,750
Treasury stock			(4,000)							(190,784)	(190,784)
Balance at November 30, 2002	53,422	(7,900)	(5,448)	$53,422	$508,448	$1,103,387	$8,895	$(8,978)	$(171,702)	$(219,121)	$1,274,351

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED NOVEMBER 30, in thousands	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 314,350	$ 214,217	$ 209,960
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in pretax income of unconsolidated joint ventures	(4,378)	(3,875)	(2,926)
Minority interests	16,994	27,932	31,640
Gain on issuance of French subsidiary stock			(39,630)
Amortization of discounts and issuance costs	2,155	1,284	1,012
Depreciation and amortization	17,173	43,858	41,298
Provision for deferred income taxes	(59,438)	(44,742)	25,677
Change in assets and liabilities, net of effects from acquisitions:			
Receivables	113,956	(372,852)	(53,935)
Inventories	(186,588)	(137,103)	(96,078)
Accounts payable, accrued expenses and other liabilities	149,513	295,856	(54,970)
Other, net	(6,747)	21,345	(9,140)
Net cash provided by operating activities	356,990	45,920	52,908
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisitions, net of cash acquired	(27,548)	(53,724)	(24,292)
Investments in unconsolidated joint ventures	(4,010)	5,438	13,885
Net sales (originations) of mortgages held for long-term investment	1,220	4,270	(2,645)
Payments received on first mortgages and mortgage-backed securities	8,672	7,955	6,615
Purchases of property and equipment, net	(31,145)	(12,189)	(18,500)
Net cash used by investing activities	(52,811)	(48,250)	(24,937)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net proceeds from (payments on) credit agreements and other short-term borrowings	(239,076)	31,336	84,984
Proceeds from issuance of senior subordinated notes	198,412	247,500	
Proceeds from issuance of French senior notes	144,302		
Redemption of senior subordinated notes	(175,000)		
Issuance of French subsidiary stock			113,118
Payments on collateralized mortgage obligations	(8,358)	(7,569)	(6,312)
Payments on mortgages, land contracts and other loans	(23,490)	(26,277)	(25,857)
Issuance of common stock under employee stock plans	57,230	37,909	11,636
Payments to minority interests	(6,392)	(21,134)	(20,133)
Payments of cash dividends	(12,371)	(11,183)	(11,465)
Repurchases of common stock	(190,784)		(169,228)
Net cash provided (used) by financing activities	(255,527)	250,582	(23,257)
Net increase in cash and cash equivalents	48,652	248,252	4,714
Cash and cash equivalents at beginning of year	281,333	33,081	28,367
Cash and cash equivalents at end of year	$ 329,985	$ 281,333	$ 33,081
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Interest paid, net of amounts capitalized	$ 36,555	$ 54,128	$ 50,042
Income taxes paid	121,283	61,033	40,818
SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES:			
Cost of inventories acquired through seller financing	$ 32,637	$ 54,550	$ 25,054
Conversion of Feline Prides		189,750	
Issuance of promissory notes to repurchase common stock			78,000

See accompanying notes.

Note 1 *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

OPERATIONS KB Home (the "Company") is a builder of single-family homes with operations in the United States and France. Domestically, the Company operates in Arizona, California, Colorado, Florida, Nevada, New Mexico and Texas. In France, the Company operates through a majority-owned subsidiary which also develops commercial and high-density residential projects, such as condominium complexes. Through its mortgage banking subsidiary, KB Home Mortgage Company, the Company provides mortgage banking services to a majority of its domestic homebuyers.

BASIS OF PRESENTATION The consolidated financial statements include the accounts of the Company and all significant subsidiaries and joint ventures in which a controlling interest is held. All intercompany transactions have been eliminated. Investments in unconsolidated joint ventures in which the Company has less than a controlling interest are accounted for using the equity method.

USE OF ESTIMATES The financial statements have been prepared in conformity with generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS The Company considers all highly liquid debt instruments and other short-term investments purchased with a maturity of three months or less to be cash equivalents. As of November 30, 2002 and 2001, the Company's cash equivalents totaled $264,432,000 and $291,713,000, respectively.

FOREIGN CURRENCY TRANSLATION Results of operations for French entities are translated to U.S. dollars using the average exchange rates during the period. Assets and liabilities are translated using the exchange rates in effect at the balance sheet date. Resulting translation adjustments are recorded in stockholders' equity as foreign currency translation adjustments.

CONSTRUCTION OPERATIONS Housing and other real estate sales are recognized when title passes to the buyer and all of the following conditions are met: a sale is consummated, a significant down payment is received, the earnings process is complete and the collection of any remaining receivables is reasonably assured. In France, revenues from development and construction of single-family detached homes, condominiums and commercial buildings, under long-term contracts with individual investors who own the land, are recognized using the percentage of completion method, which is generally based on costs incurred as a percentage of estimated total costs of individual projects. Revenues recognized in excess of amounts collected are classified as receivables. Amounts received from buyers in excess of revenues recognized, if any, are classified as other liabilities.

Construction and land costs are comprised of direct and allocated costs, including estimated future costs for warranties and amenities. Land, land improvements and other common costs are allocated on a relative fair value basis to units within a parcel or subdivision. Land and land development costs generally include related interest and property taxes incurred until development is substantially completed or deliveries have begun within a subdivision.

Land to be developed and projects under development are stated at cost unless the carrying amount of the parcel or subdivision is determined not to be recoverable, in which case the impaired inventories are written down to fair value. Write-downs of impaired inventories are recorded as adjustments to the cost basis of the inventory. The Company's inventories typically do not consist of completed projects.

MORTGAGE BANKING OPERATIONS First mortgages and mortgage-backed securities consist of securities held for long-term investment and are valued at amortized cost. First mortgages held under commitments of sale are valued at the lower of aggregate cost or market. Market is principally based on public market quotations or outstanding commitments obtained from investors to purchase first mortgages receivable.

Principal and interest payments received on mortgage-backed securities are invested in short-term securities maturing on the next debt service date of the collateralized mortgage obligations for which the securities are held as collateral. Such payments are restricted to the payment of the debt service on the collateralized mortgage obligations.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES Effective December 1, 2000, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), as amended, which addresses the accounting for and disclosure of derivative instruments, including derivative instruments embedded in other contracts, and hedging activities. SFAS No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against changes in the fair value of assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings.

In the normal course of business, the Company uses financial instruments to meet the financing needs of its customers and reduce its exposure to fluctuations in interest rates. The Company's risk management program involves the use of mortgage forward delivery contracts and non-mandatory commitments to mitigate its exposure to movements in interest rates on interest rate lock agreements and mortgage loans held for sale. The Company forecasts the amount and timing of its future loan sales and uses mortgage forward delivery contracts and non-mandatory commitments to hedge the variability of the cash flows associated with the Company's future loan sales. The mortgage forward delivery contracts and non-mandatory commitments are designated as cash flow hedges and changes in the value of these instruments are recognized in other comprehensive income until such time as earnings are affected by the underlying hedged item. At the inception of a hedge, the Company formally documents the relationship between the mortgage forward delivery contracts or non-mandatory commitments and the forecasted loan sales as well as the risk management objective and strategy for undertaking the hedge transactions. Mortgage forward delivery contracts are obtained through the U.S. public markets and non-mandatory commitments are entered into with major financial institutions in order to minimize counter-party credit risk.

In its mortgage loan origination process, the Company also uses interest rate lock agreements which represent commitments to originate loans to customers at market rates on the date such agreements are established, typically three months or less before settlement. Although these interest rate lock agreements generally have no value on the date of origination, they may gain or lose value due to subsequent changes in mortgage interest rates. All of the Company's interest rate lock agreements are classified as held for sale upon funding of the underlying loans. In accordance with SFAS No. 133, the Company classifies and accounts for its interest rate lock agreements as non-designated derivative instruments and records these agreements at fair value with changes in value recorded to current earnings.

In connection with the adoption of SFAS No. 133, at December 1, 2000, the Company recognized a pretax cumulative effect transition adjustment which reduced other comprehensive income by $2,400,000. This amount represented the cumulative net adjustments at December 1, 2000 of mortgage forward delivery contracts and non-mandatory commitments. Pursuant to the requirements of SFAS No. 133, cumulative losses in other comprehensive income of $2,400,000 were recognized in earnings during the year ended November 30, 2001, concurrent with the settlement of the related forecasted loan sales. Cumulative gains related to the derivative instruments in the amount of $3,886,000 were recorded in other comprehensive income at November 30, 2001 and were recognized in earnings, generally within three months or less, concurrent with the recognition in earnings of the hedged forecasted loan sales.

STOCK OPTIONS The Company's employee stock option plans are accounted for under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25").

INCOME TAXES Income taxes are provided for at rates applicable in the countries in which the income is earned. Provision is made currently for United States federal income taxes on earnings of foreign subsidiaries that are not expected to be reinvested indefinitely.

EARNINGS PER SHARE Basic earnings per share is calculated by dividing net income by the average number of common shares outstanding for the period. Diluted earnings per share is calculated by dividing net income by the average number of shares outstanding including all dilutive potentially issuable shares under various stock option plans and stock purchase contracts. The following table presents a reconciliation of average shares outstanding:

YEARS ENDED NOVEMBER 30, in thousands	*2002*	*2001*	*2000*
Basic average shares outstanding	41,511	37,465	38,931
Net effect of stock options assumed to be exercised	2,443	1,454	1,138
Diluted average shares outstanding	43,954	38,919	40,069

GOODWILL In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 142 requires goodwill to be tested for impairment under certain circumstances, and written off when impaired, rather than amortized as previous standards required. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, although early application was permitted for entities, like the Company, with fiscal years beginning after March 15, 2001. The Company has recorded goodwill in connection with various acquisitions completed in recent years. Goodwill represents the excess of the purchase price over the fair value of net assets acquired. The Company adopted SFAS No. 142 on December 1, 2001, earlier than required. Since adopting SFAS No. 142, the Company tests goodwill for impairment using the two-step process prescribed in the pronouncement. The first step is used to identify potential impairment, while the second step measures the amount of impairment, if any. The impairment tests of goodwill performed by the Company as of November 30, 2002 and December 1, 2001 indicated no impairment. Application of the provisions of SFAS No. 142 by the Company resulted in the elimination of amortization expense in 2002. Prior to the adoption of SFAS No. 142, the Company amortized goodwill over periods ranging from five to ten years using the straight-line method. At November 30, 2001, accumulated goodwill amortization totaled $107,744,000. Results reported for the years ended November 30, 2001 and 2000 included after tax goodwill amortization expense of $18,472,000 and $17,813,000, respectively. For the year ended November 30, 2001, elimination of this amortization expense would have resulted in net income of $232,689,000 and an increase of $.49 in basic earnings per share, from the amount reported, to $6.21 and an increase of $.48 in diluted earnings per share, from the amount reported, to $5.98. For the year ended November 30, 2000, elimination of this amortization expense would have resulted in net income of $227,773,000 and an increase of $.46 in basic earnings per share, from the amount reported, to $5.85 and an increase of $.44 in diluted earnings per share, from the amount reported, to $5.68.

SEGMENT INFORMATION In accordance with Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," the Company has identified two reportable segments: construction and mortgage banking. The Company's construction segment consists primarily of domestic and international homebuilding operations. The Company's construction operations are engaged in the acquisition and development of land primarily for residential purposes and offer a wide variety of homes that are designed to appeal to the first-time homebuyer. Domestically, the Company currently sells homes in Arizona, California, Colorado, Florida, Nevada, New Mexico and Texas. Internationally, the Company operates in France through a majority-owned subsidiary. In addition to constructing homes, the Company's French subsidiary builds commercial projects and high-density residential properties, such as condominium complexes, in France. The Company's mortgage banking operations provide mortgage banking services primarily to the Company's domestic homebuyers. The mortgage banking segment originates, processes and sells mortgages to third-party investors. The Company does not retain or service the mortgages that it originates but, rather, sells the mortgages and related servicing rights to investors.

Information for the Company's reportable segments are presented in its consolidated statements of income and consolidated balance sheets included herein. The Company's reporting segments follow the same accounting policies used for the Company's consolidated financial statements as described in the summary of significant accounting policies. Management evaluates a segment's performance based upon a number of factors including pretax results.

RECENT ACCOUNTING PRONOUNCEMENTS In December 2001, the Accounting Standards Executive Committee issued Statement of Position 01-6, "Accounting by Certain Entities (including Entities With Trade Receivables) That Lend to or Finance the Activities of Others" ("SOP 01-6"). SOP 01-6 is effective for annual and interim financial statements issued for fiscal years beginning after December 15, 2001. Under SOP 01-6, mortgage companies are explicitly subject to new accounting and reporting provisions and disclosure requirements, including disclosures about regulatory capital and net worth requirements. SOP 01-6 also requires the carrying amounts of loans and servicing rights to be allocated using relative fair values in a manner consistent with Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 140"). Such allocation was not previously required and the Company's mortgage banking operations recognized servicing rights income upon closing of the respective loans as permitted under the applicable accounting guidance. The Company plans to adopt SOP 01-6 in the first quarter of 2003 and is currently evaluating the potential impact of the adoption of SOP 01-6 on its financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FASB Interpretation No. 45"), which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FASB Interpretation No. 45 also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the obligations the guarantor has undertaken in issuing that guarantee. The disclosure requirements of FASB Interpretation No. 45 are effective for financial statements of interim or annual periods ending after December 15, 2002, while the initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company plans to adopt FASB Interpretation No. 45 in the first quarter of 2003 and is currently evaluating the potential impact of the interpretation on its financial statements.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" ("SFAS No. 148"), which amends Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") to provide alternative methods of transition for an entity that voluntarily changes to the fair value method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS No. 148 amends Accounting Principles Board Opinion No. 28, "Interim Financial Reporting" ("APB Opinion No. 28") to require disclosure about those effects in interim financial information. SFAS No. 148's amendment of the transition and disclosure requirements of SFAS No. 123 are effective for fiscal years ending after December 15, 2002, with earlier application permitted. SFAS No. 148's amendment of the disclosure requirements of APB Opinion No. 28 is effective for interim periods beginning after December 15, 2002. The Company does not plan to change to the fair value method of accounting, but plans to adopt the disclosure requirements of SFAS No. 148 in the second quarter of 2003.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FASB Interpretation No. 46"). FASB Interpretation No. 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FASB Interpretation No. 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies to the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company is currently evaluating the potential impact of FASB Interpretation No. 46 on its financial statements.

RECLASSIFICATIONS Certain amounts in the consolidated financial statements of prior years have been reclassified to conform to the 2002 presentation.

Note 2 — *ISSUANCE OF FRENCH SUBSIDIARY STOCK*

On February 7, 2000, Kaufman & Broad S.A. ("KBSA"), the Company's wholly owned French subsidiary, issued 5,314,327 common shares (including the over-allotment option) in an initial public offering. The offering was made in France and elsewhere in Europe and was priced at 23 euros per share. Since the initial public offering, KBSA has been listed on the Premier Marché of the Paris Bourse. The offering generated total net proceeds of $113,100,000, of which $82,900,000 was used by the Company to reduce its domestic debt and repurchase shares of its common stock. The remainder was used to fund internal and external growth of KBSA. The Company recognized a gain of $39,630,000, or $.99 per diluted share as a result of the offering. For tax purposes, the proceeds received by the Company in connection with the initial public offering were treated as a dividend paid out of the accumulated earnings and profits of KBSA. While such dividends are generally taxed on a current basis, the Company had sufficient foreign tax credits to offset any federal taxes due on the dividend received; therefore, no deferred taxes were provided on the gain recognized in the financial statements for the year ended November 30, 2000. Since the initial public offering, the Company has maintained a 57% majority ownership interest in KBSA and continues to consolidate these operations in its financial statements.

Note 3 — *ACQUISITIONS*

During the year ended November 30, 2000, the Company's French subsidiary, KBSA, completed the acquisitions of four homebuilders in France. These companies were acquired for an aggregate purchase price of $33,516,000 and were accounted for under the purchase method of accounting. The excess of the purchase price over the estimated fair value of the net assets acquired was $24,745,000 and was allocated to goodwill. Through November 30, 2001, the Company amortized the goodwill on a straight-line basis over a period of ten years. However, in accordance with SFAS No. 142, which the Company adopted as of December 1, 2001, the goodwill is no longer amortized but is reviewed for impairment on an annual basis. The results of these acquisitions were included in the Company's financial statements as of their respective acquisition dates.

On July 19, 2001, the Company acquired Trademark Home Builders, Inc. ("Trademark"), a builder of single-family homes in Jacksonville, Florida. The acquisition marked the Company's entry into Florida. Trademark was acquired for approximately $30,146,000, including the assumption of approximately $16,284,000 in debt, and was accounted for under the purchase method of accounting. The excess of the purchase price over the estimated fair value of net assets acquired was $9,240,000 and was allocated to goodwill and assigned to the Company's construction segment. On September 26, 2001, KBSA completed the acquisition of Résidences Bernard Teillaud ("RBT"), a France-based builder of condominiums. As a result of the acquisition, KBSA believes it has a leading market position in the Rhône-Alpes region of France. RBT was acquired for approximately $28,675,000 and was accounted for under the purchase method of accounting. The excess of the purchase price over the estimated fair value of net assets acquired was $10,152,000 and was allocated to goodwill and assigned to the Company's construction segment. In accordance with SFAS No. 142, the goodwill amounts recorded in connection with the acquisitions of Trademark and RBT are not being amortized but are reviewed for impairment on an annual basis. The results of Trademark and RBT were included in the Company's consolidated financial statements as of their respective acquisition dates. The pro forma results of the Company for 2001, assuming these acquisitions had been made at the beginning of the year, would not be materially different from reported results.

On September 30, 2002, the Company acquired Orlando, Florida-based American Heritage Homes ("AHH") for approximately $74,032,000, including the assumption of approximately $46,484,000 in debt. AHH, which in 2001 delivered more than 800 single-family homes in Orlando and Tampa and generated revenues of approximately $140,000,000, controlled more than 4,000 lots at the time of the acquisition. The AHH acquisition strengthens the Company's market position in Florida, marking its entry into the Orlando market and supplementing its Tampa start-up business. AHH was accounted for under the purchase method of accounting and was assigned to the Company's construction segment. No goodwill was recorded in connection with the acquisition. The results of AHH's operations were included in the Company's consolidated financial statements as of the date of acquisition. The pro forma results of the Company for 2002 and 2001, assuming this acquisition had been made at the beginning of each year, would not be materially different from reported results.

Note 4

RECEIVABLES

CONSTRUCTION Trade receivables amounted to $293,457,000 and $329,812,000 at November 30, 2002 and 2001, respectively. Included in these amounts are unbilled receivables due from buyers on sales of French single-family detached homes, condominiums and commercial buildings accounted for using the percentage of completion method totaling $270,686,000 at November 30, 2002 and $311,871,000 at November 30, 2001. The buyers are contractually obligated to remit payments against their unbilled balances. Other receivables of $110,500,000 at November 30, 2002 and $107,231,000 at November 30, 2001 included mortgages and notes receivable, escrow deposits and amounts due from municipalities and utility companies. At November 30, 2002 and 2001, trade and other receivables were net of allowances for doubtful accounts of $22,882,000 and $19,487,000, respectively.

MORTGAGE BANKING First mortgages and mortgage-backed securities consisted of loans of $6,244,000 at November 30, 2002 and $7,464,000 at November 30, 2001 and mortgage-backed securities of $14,776,000 and $23,448,000 at November 30, 2002 and 2001, respectively. The mortgage-backed securities serve as collateral for related collateralized mortgage obligations. The properties covered by the mortgages underlying the mortgage-backed securities are single-family residences. Issuers of the mortgage-backed securities are the Government National Mortgage Association and Fannie Mae. The first mortgages and mortgage-backed securities bore interest at an average rate of 8⅜% and 8¼% at November 30, 2002 and 2001, respectively (with rates ranging from 7% to 11¾% in 2002 and 7% to 11⅝% in 2001).

The Company's mortgage-backed securities held for long-term investment have been classified as held-to-maturity and are stated at amortized cost, adjusted for amortization of discounts and premiums to maturity. Such amortization is included in interest income. The total gross unrealized gains and gross unrealized losses on the mortgage-backed securities were $1,023,000 and $0, respectively, at November 30, 2002 and $1,060,000 and $0, respectively, at November 30, 2001.

First mortgages held under commitments of sale and other receivables consisted of first mortgages held under commitments of sale of $549,113,000 at November 30, 2002 and $628,627,000 at November 30, 2001 and other receivables of $29,436,000 and $26,864,000 at November 30, 2002 and 2001, respectively. The first mortgages held under commitments of sale bore interest at average rates of 6½% and 7¼% at November 30, 2002 and 2001, respectively. The balance in first mortgages held under commitments of sale and other receivables fluctuates significantly during the year and typically reaches its highest level at quarter-ends, corresponding to the Company's home and mortgage delivery activity.

The Company uses mortgage forward delivery contracts and non-mandatory commitments to mitigate its exposure to movements in interest rates on interest rate lock agreements and mortgage loans held for sale. At November 30, 2002 and 2001, the Company had aggregate notional amounts of $625,226,000 and $825,760,000, respectively, outstanding under mortgage forward delivery contracts and non-mandatory commitments and notional amounts of $147,485,000 and $108,077,000, respectively, outstanding under interest rate lock agreements. Interest rate lock agreements had interest rates ranging from 4½% to 7% as of November 30, 2002 and 5% to 8% as of November 30, 2001. The estimated fair value of mortgage forward delivery contracts and non-mandatory commitments exceeded the contract value by $1,330,000 at November 30, 2002 and $3,886,000 at November 30, 2001. The estimated fair value of interest rate lock agreements exceeded the contract value by $1,238,000 at November 30, 2002 and was less than the contract value by $209,000 at November 30, 2001. All of the fair values were based on available market information.

Note 5

INVENTORIES

Inventories consisted of the following:

NOVEMBER 30, in thousands	2002	2001
Homes, lots and improvements in production	$1,776,430	$1,433,880
Land under development	397,067	450,881
Total inventories	$2,173,497	$1,884,761

Land under development primarily consists of parcels on which 50% or less of estimated development costs have been incurred.

The impact of capitalizing interest costs on consolidated pretax income is as follows:

YEARS ENDED NOVEMBER 30, in thousands	2002	2001	2000
Interest incurred	$101,100	$103,046	$ 94,201
Interest expensed	(32,730)	(41,072)	(31,479)
Interest capitalized	68,370	61,974	62,722
Interest amortized	(68,808)	(64,025)	(40,679)
Net impact on consolidated pretax income	$ (438)	$ (2,051)	$ 22,043

Note 6

INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES

The Company participates in a number of joint ventures in which it has less than a controlling interest. These joint ventures, which operate in certain markets in the United States and France where the Company's consolidated construction operations are located, are typically engaged in the development, construction and sale of residential properties and commercial projects. Combined condensed financial information concerning the Company's unconsolidated joint venture activities follows:

NOVEMBER 30, in thousands	2002	2001
Cash	$ 13,627	$10,136
Receivables	27,608	16,905
Inventories	86,949	35,565
Other assets	1,006	1,066
Total assets	$129,190	$63,672
Mortgages and notes payable	$ 41,490	$18,373
Other liabilities	32,145	21,517
Equity of:		
The Company	21,023	8,844
Others	34,532	14,938
Total liabilities and equity	$129,190	$63,672

The joint ventures finance land and inventory investments of the Company's operating subsidiaries through a variety of borrowing arrangements. The Company typically does not guarantee these financing arrangements.

YEARS ENDED NOVEMBER 30, in thousands	2002	2001	2000
Revenues	$ 65,884	$ 82,122	$116,837
Cost of sales	(45,490)	(56,969)	(85,383)
Other expenses, net	(10,715)	(18,668)	(26,533)
Total pretax income	$ 9,679	$ 6,485	$ 4,921
The Company's share of pretax income	$ 4,378	$ 3,875	$ 2,926

The Company's share of pretax income includes management fees earned from the unconsolidated joint ventures.

Note 7

MORTGAGES AND NOTES PAYABLE

CONSTRUCTION Mortgages and notes payable consisted of the following (interest rates are as of November 30):

NOVEMBER 30, in thousands	2002	2001
Term loan borrowings (3% in 2002 and 4⅛% in 2001)	$ 182,950	$ 167,950
Unsecured French borrowings (4% to 5⅜% in 2002 and 4⅙% to 5½% in 2001)	17,515	137,730
Mortgages and land contracts due to land sellers and other loans (5½% to 12% in 2002 and 4¼% to 10% in 2001)	67,733	58,586
Senior notes due 2004 at 7¾%	175,000	175,000
French senior notes due 2009 at 8¾%	149,160	
Senior subordinated notes due 2003 at 9⅜%		174,714
Senior subordinated notes due 2006 at 9⅝%	124,695	124,635
Senior subordinated notes due 2008 at 8⅝%	200,000	
Senior subordinated notes due 2011 at 9½%	250,000	250,000
Total mortgages and notes payable	$1,167,053	$1,088,615

The Company has an unsecured credit agreement (the "Unsecured Credit Facility"), dated October 6, 2000, consisting of a four-year committed revolving credit facility and a five-year term loan. The Unsecured Credit Facility totaled $827,000,000 at November 30, 2002 and was comprised of a $644,050,000 four-year committed revolving credit facility and a $182,950,000 five-year term loan. The Unsecured Credit Facility has the capacity to be expanded up to an aggregate total of $900,000,000 if additional bank lending commitments are obtained. Interest on the Unsecured Credit Facility is payable monthly at the London Interbank Offered Rate plus an applicable spread on amounts borrowed. No borrowings were outstanding under the four-year committed revolving credit facility at November 30, 2002 or 2001.

The Company's French subsidiaries have lines of credit with various banks which totaled $304,028,000 at November 30, 2002 and have various committed expiration dates through April 2006. These lines of credit provide for interest on borrowings at the European Interbank Offered Rate plus an applicable spread.

The weighted average annual interest rate on aggregate unsecured borrowings, excluding the senior and senior subordinated notes, was 3⅜% and 4⅜% at November 30, 2002 and 2001, respectively.

The $175,000,000 of 7¾% senior notes were issued on October 14, 1997 at 100% of the principal amount of the notes. The notes, which are due October 15, 2004 with interest payable semi-annually, represent unsecured obligations of the Company and rank pari passu in right of payment with all other senior unsecured indebtedness of the Company. The notes are not redeemable by the Company prior to stated maturity.

On July 29, 2002, KBSA issued 150,000,000 euros principal amount of 8¾% senior notes at 100% of the principal amount of the notes. The notes, which are publicly traded and are due August 1, 2009 with interest payable semi-annually, represent unsecured obligations of KBSA and rank pari passu in right of payment with all other senior unsecured indebtedness of KBSA. The Company does not guarantee these KBSA notes. On or prior to August 1, 2005, KBSA may redeem up to 35% of the aggregate principal amount of the notes with the net cash proceeds of qualified equity offerings at a redemption price of 108.75% of their principal amount together with accrued and unpaid interest, if any. The notes are not otherwise redeemable at the option of KBSA, except in the event of certain changes in tax laws. Proceeds from the issuance of the notes were used to pay down bank borrowings and other indebtedness.

The $125,000,000 of 9⅝% senior subordinated notes were issued on November 14, 1996 at 99.525% of the principal amount of the notes. The notes, which are due November 15, 2006 with interest payable semi-annually, represent unsecured obligations of the Company and are subordinated to all existing and future senior indebtedness of the Company. The notes are redeemable at the option of the Company, in whole or in part, at 104.8125% of their principal amount beginning November 15, 2001, and thereafter, at prices declining annually to 100% on and after November 15, 2004.

On December 14, 2001, pursuant to its universal shelf registration statement filed with the Securities and Exchange Commission ("SEC") on December 5, 1997 (the "1997 Shelf Registration"), the Company issued $200,000,000 of 8⅝% senior subordinated notes at 100% of the principal amount of the notes. The notes, which are due December 15, 2008, with interest payable semi-annually, represent unsecured obligations of the Company and are subordinated to all existing and future senior indebtedness of the Company. On or prior to December 15, 2004, the Company may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of one or more public or private equity offerings at a redemption price of 108.625% of their principal amount, together with accrued and unpaid interest. The notes are not otherwise redeemable at the option of the Company. The Company used $175,000,000 of the net proceeds from the issuance of the notes to redeem all of its outstanding 9⅜% senior subordinated notes due 2003. The remaining net proceeds were used for general corporate purposes.

On February 8, 2001, pursuant to its 1997 Shelf Registration, the Company issued $250,000,000 of 9½% senior subordinated notes at 100% of the principal amount of the notes. The notes, which are due February 15, 2011 with interest payable semi-annually, represent unsecured obligations of the Company and are subordinated to all existing and future senior indebtedness of the Company. The notes are redeemable at the option of the Company, in whole or in part, at 104.750% of their principal amount beginning February 15, 2006, and thereafter at prices declining annually to 100% on and after February 15, 2009. Proceeds from the issuance of the notes were used to pay down bank borrowings.

The Company's current universal shelf registration statement filed on October 15, 2001 with the SEC (as subsequently amended, the "2001 Shelf Registration") was declared effective on January 28, 2002. The remaining capacity under the 1997 Shelf Registration was rolled into the 2001 Shelf Registration, thereby providing the Company with a total issuance capacity of $750,000,000 under the 2001 Shelf Registration. The 2001 Shelf Registration provides that securities may be offered from time to time in one or more series and in the form of senior, senior subordinated or subordinated debt, preferred stock, common stock, stock purchase contracts, stock purchase units and/or warrants to purchase such securities. As of November 30, 2002, no securities had been issued under the 2001 Shelf Registration and $750,000,000 of capacity remained available.

The 7¾% senior notes and 9⅝%, 8⅝% and 9½% senior subordinated notes contain certain restrictive covenants that, among other things, limit the ability of the Company to incur additional indebtedness, pay dividends, make certain investments, create certain liens, engage in mergers, consolidations, or sales of assets, or engage in certain transactions with officers, directors and employees. Under the terms of the Unsecured Credit Facility, the Company is required, among other things, to maintain certain financial statement ratios and a minimum net worth and is subject to limitations on acquisitions, inventories and indebtedness. Based on the terms of the Company's Unsecured Credit Facility, senior notes and senior subordinated notes, retained earnings of $197,291,000 were available for payment of cash dividends or stock repurchases at November 30, 2002.

Principal payments on senior and senior subordinated notes, term loan borrowings, mortgages, land contracts and other loans are due as follows: 2003: $9,336,000; 2004: $178,816,000; 2005: $183,039,000; 2006: $179,187,000; 2007: $0; and thereafter: $599,160,000.

Assets (primarily inventories) having a carrying value of approximately $152,738,000 are pledged to collateralize mortgages, land contracts and other secured loans.

MORTGAGE BANKING Notes payable included the following (interest rates are as of November 30):

NOVEMBER 30, in thousands	*2002*	*2001*
Mortgage Warehouse Facility (2⅘% in 2001)		$280,863
$200,000 Master Loan and Security Agreement (2% in 2002 and 2⅝% in 2001)	$ 56,945	314,172
$550,000 Master Loan and Security Agreement (2% in 2002)	450,629	
Total notes payable	$507,574	$595,035

First mortgages receivable had been financed through a $300,000,000 revolving mortgage warehouse agreement (the "Mortgage Warehouse Facility"). The Mortgage Warehouse Facility, which was scheduled to expire on February 18, 2003, provided for an annual fee based on the committed balance of the facility and provided for interest at either the London Interbank Offered Rate or the Federal Funds Rate plus an applicable spread on amounts borrowed. The Mortgage Warehouse Facility was terminated early by the Company on November 13, 2002.

On May 13, 2002, the Company's mortgage banking subsidiary renewed an existing $200,000,000 master loan and security agreement with an investment bank, (the "$200,000,000 Master Loan and Security Agreement"). The agreement, which expires on May 26, 2003, provides for a facility fee based on the $200,000,000 maximum amount available and provides for interest to be paid monthly at the London Interbank Offered Rate plus an applicable spread on amounts borrowed. During the fourth quarter of 2001, the Company's mortgage banking subsidiary negotiated a temporary increase in the maximum credit amount available under the $200,000,000 Master Loan and Security Agreement to $325,000,000 through December 31, 2001. The temporary increase was necessary to meet the Company's increased volume of loan originations.

The Company's mortgage banking subsidiary entered into an additional $400,000,000 master loan and security agreement with another investment bank on May 13, 2002. The agreement, which expires on May 13, 2003, provides for interest to be paid monthly at the London Interbank Offered Rate plus an applicable spread on amounts borrowed. During the fourth quarter of 2002, the Company's mortgage banking subsidiary negotiated a temporary increase in the maximum credit amount available under the $400,000,000 master loan and security agreement to $550,000,000 (the "$550,000,000 Master Loan and Security Agreement") through February 13, 2003. The temporary increase was obtained to meet the Company's increased volume of loan originations.

The amounts outstanding under the $200,000,000 Master Loan and Security Agreement and the $550,000,000 Master Loan and Security Agreement are secured by separate borrowing bases, which include certain mortgage loans held under commitments of sale and are repayable from sales proceeds. There are no compensating balance requirements under either facility. Each facility includes financial covenants and restrictions which, among other things, require the maintenance of certain financial statement ratios, a minimum tangible net worth and a minimum net income.

Collateralized mortgage obligations represent bonds issued to third parties which are collateralized by mortgage-backed securities with substantially the same terms. At November 30, 2002 and 2001, the collateralized mortgage obligations bore interest at rates ranging from 8¾% to 11¾% and 8% to 12¼%, respectively, with stated original principal maturities ranging from 3 to 30 years. Actual maturities are dependent on the rate at which the underlying mortgage-backed securities are repaid. No collateralized mortgage obligations have been issued since 1988.

Note 8 — *COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY DEBENTURES OF THE COMPANY (FELINE PRIDES)*

On July 7, 1998, the Company, together with KBHC Financing I, a Delaware statutory business trust (the "KBHC Trust") that was wholly owned by the Company, issued an aggregate of 18,975,000 Feline Prides securities. The Feline Prides consisted of (i) 17,975,000 Income Prides with a stated amount per Income Prides of $10 (the "Stated Amount"), which were units comprised of a capital security and a stock purchase contract under which the holders were to purchase common stock from the Company not later than August 16, 2001 and the Company was to pay to the holders certain unsecured contract adjustment payments, and (ii) 1,000,000 Growth Prides with a face amount per Growth Prides equal to the Stated Amount, which were units consisting of a 1/100th beneficial interest in a zero-coupon U.S. Treasury security and a stock purchase contract under which the holders were to purchase common stock from the Company not later than August 16, 2001 and the Company was to pay to the holders certain unsecured contract adjustment payments. The distribution rate on the Income Prides was 8.25% per annum and the distribution rate on the Growth Prides was .75% per annum. Distributions of $11,385,000 and $15,180,000 were included as minority interests in the Company's results of operations for each of the years ended November 30, 2001 and 2000, respectively. On August 16, 2001, all of the Company's Feline Prides mandatorily converted into 5,977,109 shares of the Company's common stock.

Note 9 — *FAIR VALUES OF FINANCIAL INSTRUMENTS*

The estimated fair values of financial instruments have been determined based on available market information and appropriate valuation methodologies. However, judgment is necessarily required in interpreting market data to develop the estimates of fair value. In that regard, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

The carrying values and estimated fair values of the Company's financial instruments, except for those for which the carrying values approximate fair values, are summarized as follows:

NOVEMBER 30, in thousands	*2002*		*2001*	
	Carrying Value	*Estimated Fair Value*	*Carrying Value*	*Estimated Fair Value*
CONSTRUCTION:				
Financial liabilities				
7¾% Senior notes	$175,000	$179,060	$175,000	$177,013
8¾% French senior notes	149,160	149,906		
9⅜% Senior subordinated notes			174,714	176,750
9⅝% Senior subordinated notes	124,695	129,600	124,635	131,288
8⅝% Senior subordinated notes	200,000	209,750		
9½% Senior subordinated notes	250,000	272,300	250,000	263,600
MORTGAGE BANKING:				
Financial assets				
Mortgage-backed securities	14,776	15,799	23,448	24,508
Financial liabilities				
Collateralized mortgage obligations secured by mortgage-backed securities	14,079	14,973	22,359	23,578

The Company used the following methods and assumptions in estimating fair values:

Cash and cash equivalents; first mortgages held under commitments of sale and other receivables; borrowings under the unsecured credit facilities, French lines of credit, Mortgage Warehouse Facility, master loan and security agreements: The carrying amounts reported approximate fair values.

Senior notes and senior subordinated notes: The fair values of the Company's senior notes and senior subordinated notes are estimated based on quoted market prices.

Mortgage-backed securities and collateralized mortgage obligations secured by mortgage-backed securities: The fair values of these financial instruments are estimated based on quoted market prices for the same or similar issues.

Note 10 — *COMMITMENTS AND CONTINGENCIES*

Commitments and contingencies include the usual obligations of homebuilders for the completion of contracts and those incurred in the ordinary course of business. The Company is also involved in litigation incidental to its business, the disposition of which should have no material effect on the Company's financial position or results of operations.

Note 11 — *STOCKHOLDERS' EQUITY*

PREFERRED STOCK On February 4, 1999, the Company adopted a new Stockholder Rights Plan to replace its preexisting shareholder rights plan adopted in 1989 (the "1989 Rights Plan") and declared a dividend distribution of one preferred share purchase right for each outstanding share of common stock; such rights were issued on March 7, 1999, simultaneously with the expiration of the rights issued under the 1989 Rights Plan. Under certain circumstances, each right entitles the holder to purchase 1/100th of a share of the Company's Series A Participating Cumulative Preferred Stock at a price of $135.00, subject to certain antidilution provisions. The rights are not exercisable until the earlier to occur of (i) 10 days following a public announcement that a person or group has acquired Company stock representing 15% or more of the aggregate votes entitled to be cast by all shares of common stock or (ii) 10 days following the commencement of a tender offer for Company stock representing 15% or more of the aggregate votes entitled to be cast by all shares of common stock. If, without approval of the Board of Directors, the Company is acquired in a merger or other business combination transaction, or 50% or more of the Company's assets or earning power is sold, each right will entitle its holder to receive, upon exercise, common stock of the acquiring company having a market value of twice the exercise price of the right; and if, without approval of the Board of Directors, any person or group acquires Company stock representing 15% or more of the aggregate votes entitled to be cast by all shares of common stock, each right will entitle its holder to receive, upon exercise, common stock of the Company having a market value of twice the exercise price of the right. At the option of the Company, the rights are redeemable prior to becoming exercisable at $.005 per right. Unless previously redeemed, the rights will expire on March 7, 2009. Until a right is exercised, the holder will have no rights as a stockholder of the Company, including the right to vote or receive dividends.

Note 12 — *EMPLOYEE BENEFIT AND STOCK PLANS*

Benefits are provided to most employees under the Company's 401(k) Savings Plan under which contributions by employees are partially matched by the Company. The aggregate cost of this plan to the Company was $5,398,000 in 2002, $4,296,000 in 2001 and $4,513,000 in 2000. The assets of the Company's 401(k) Savings Plan are held by a third party trustee. Plan participants may direct the investment of their funds among one or more of the several fund options offered by the plan. The Company's common stock is one of the investment options available to participants. As of November 30, 2002, 2001 and 2000, less than 5% of the plan's net assets were invested in the Company's common stock.

The Company's 1999 Incentive Plan (the "1999 Plan") provides that stock options, associated limited stock appreciation rights, restricted shares of common stock, stock units and other securities may be awarded to eligible individuals for periods of up to 15 years. The Company also has a Performance-Based Incentive Plan for Senior Management (the "Incentive Plan"), a 1998 Stock Incentive Plan (the "1998 Plan") and a 2001 Stock Incentive Plan (the "2001 Plan"), each of which provide for the same awards as may be made under the 1999 Plan, but require that such awards be subject to certain conditions which are designed to enable the Company to pay annual compensation in excess of $1,000,000 to participating executives and maintain tax deductibility for such compensation for the Company. The 1999 Plan and the 2001 Plan are the Company's primary existing employee stock plans.

SFAS No. 123, issued in October 1995, established financial accounting and reporting standards for stock-based employee compensation plans. As permitted by SFAS No. 123, the Company elected to continue to use APB Opinion No. 25 and related interpretations in accounting for its stock options. Had compensation expense for the Company's stock option plans been determined based on the fair value at the grant date for awards in 2002, 2001 and 2000 consistent with the provisions of SFAS No. 123, the Company's net income and diluted earnings per share would have been reduced to the pro forma amounts indicated below:

YEARS ENDED NOVEMBER 30, in thousands, excepzt per share amounts	*2002*	*2001*	*2000*
Net income – as reported	$314,350	$214,217	$209,960
Net income – pro forma	301,934	207,254	205,652
Diluted earnings per share – as reported	7.15	5.50	5.24
Diluted earnings per share – pro forma	7.00	5.35	5.05

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2002, 2001 and 2000, respectively: a risk free interest rate of 2.89%, 3.68% and 5.44%; an expected volatility factor for the market price of the Company's common stock of 50.86%, 48.88% and 44.82%; a dividend yield of .67%, .90% and 1.00%; and an expected life of 4 years, 4 years and 4 years. The weighted average fair value of options granted in 2002, 2001 and 2000 was $14.54, $9.09 and $7.70, respectively.

Stock option transactions are summarized as follows:

	2002		*2001*		*2000*	
	Options	*Weighted Average Exercise Price*	*Options*	*Weighted Average Exercise Price*	*Options*	*Weighted Average Exercise Price*
Options outstanding at beginning of year	6,245,092	$23.78	5,738,732	$19.13	4,849,822	$17.26
Granted	1,960,177	43.03	2,138,700	28.24	1,615,176	24.74
Exercised	(1,597,069)	21.80	(1,456,188)	11.90	(306,628)	16.46
Cancelled	(160,737)	25.15	(176,152)	24.74	(419,638)	21.08
Options outstanding at end of year	6,447,463	$30.08	6,245,092	$23.78	5,738,732	$19.13
Options exercisable at end of year	3,168,539	$24.98	2,843,650	$21.51	2,773,254	$15.60
Options available for grant at end of year	4,109,608		3,909,248		1,671,996	

Stock options outstanding at November 30, 2002 are as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	*Options*	*Weighted Average Remaining Contractual Life*	*Weighted Average Exercise Price*	*Options*	*Weighted Average Exercise Price*
$ 5.50 to $23.74	1,493,849	10.98	$19.57	1,477,185	$19.58
$24.25 to $26.88	1,154,098	12.87	25.05	706,167	25.06
$27.90 to $39.90	1,935,795	13.86	28.43	684,416	28.52
$40.14 to $52.58	1,863,721	14.74	43.34	300,771	43.28
$ 5.50 to $52.58	6,447,463	13.27	$30.08	3,168,539	$24.98

The Company records proceeds from the exercise of stock options as additions to common stock and paid-in capital. The tax benefit, if any, is recorded as additional paid-in capital.

In 1991, the Board of Directors approved the issuance of restricted stock awards of up to an aggregate 600,000 shares of common stock to certain officers and key employees. Restrictions lapse each year through May 10, 2005 on specified portions of the shares awarded to each participant so long as the participant has remained in the continuous employ of the Company. Restricted shares under this grant outstanding at the end of the year totaled 64,997 in 2002, 86,664 in 2001 and 108,331 in 2000.

Effective July 11, 2001, the Company awarded 350,000 shares of restricted common stock to its Chairman and Chief Executive Officer in accordance with the terms and conditions of his amended and restated employment agreement. The restrictions imposed with respect to the shares covered by the award lapse on December 31, 2008 if certain conditions are met. During the restriction period, the executive is entitled to vote and receive dividends on such shares. Upon issuance of the 350,000 shares, a deferred compensation expense equivalent to the market value of the shares on the date of grant was charged to stockholders' equity and is being amortized over the restriction period. The compensation expense associated with the restricted shares totaled $1,466,000 and $550,000 for the years ended November 30, 2002 and 2001, respectively.

During 2002 and 2000, the Company repurchased 4,000,000 and 10,747,400 shares of its common stock at an aggregate price of $190,784,000 and $247,228,000, respectively, under stock repurchase programs authorized by its Board of Directors. On July 16, 2002, the Company's Board of Directors approved an increase in the Company's previously authorized stock repurchase program to permit future purchases of up to 2,000,000 additional shares of the Company's common stock. No shares had been repurchased under this authorization as of November 30, 2002.

In connection with a share repurchase program, on August 27, 1999, the Company established a grantor stock ownership trust (the "Trust") into which certain shares repurchased in 2000 and 1999 were transferred. The Trust, administered by an independent trustee, holds and distributes the shares of common stock acquired for the purpose of funding certain employee compensation and employee benefit obligations of the Company under its existing stock option, 401(k) and other employee benefit plans. The existence of the Trust has no impact on the amount of benefits or compensation that is paid under these plans.

For financial reporting purposes, the Trust is consolidated with the Company. Any dividend transactions between the Company and the Trust are eliminated. Acquired shares held by the Trust remain valued at the market price at the date of purchase and are shown as a reduction to stockholders' equity in the consolidated balance sheet. The difference between the Trust share value and the fair market value on the date shares are released from the Trust, for the benefit of employees, is included in additional paid-in capital. Common stock held in the Trust is not considered outstanding in the computation of earnings per share. The Trust held 7,900,140, 8,142,831 and 8,782,252 shares of common stock at November 30, 2002, 2001 and 2000, respectively. The trustee votes shares held by the Trust in accordance with voting directions from eligible employees, as specified in a trust agreement with the trustee.

Note 13 *POSTRETIREMENT BENEFITS*

The Company has two supplemental non-qualified, unfunded retirement plans, the KB Home Supplemental Executive Retirement Plan, restated effective as of July 12, 2001, and the KB Home Retirement Plan, effective as of July 11, 2002, pursuant to which the Company will pay supplemental pension benefits to certain key employees upon retirement. In connection with the plans, the Company has purchased cost recovery life insurance on the lives of certain employees. Insurance contracts associated with each plan are held by a trust, established as part of the plans to implement and carry out the provisions of the plans and to finance the benefits offered under the plans. The trust is the owner and beneficiary of such contracts. The amount of the insurance coverage is designed to provide sufficient revenues to cover all costs of the plans if assumptions made as to employment term, mortality experience, policy earnings and other factors are realized. As of November 30, 2002, the cash surrender value of these insurance contracts was $8,183,000. Net periodic benefit costs for the Company's supplemental retirement plans for the year ended November 30, 2002 totaled $2,514,000 and were comprised of service costs of $2,373,000 and interest costs of $141,000. The projected benefit obligation at November 30, 2002 of $2,514,000 was equal to the net liability recognized in the balance sheet at that date. For the year ended November 30, 2002, the weighted average discount rates used for the KB Home Supplemental Executive Retirement Plan and the KB Home Retirement Plan were 8% and 7%, respectively.

On November 1, 2001, the Company implemented an unfunded death benefit only plan (the "KB Home Death Benefit Only Plan") for certain key management employees. In connection with the plan, the Company has purchased cost recovery life insurance on the lives of certain employees. Insurance contracts associated with the plan are held by a trust, established as part of the plan to implement and carry out the provisions of the plan and to finance the benefits offered under the plan. The trust is the owner and beneficiary of such contracts. The amount of the coverage is designed to provide sufficient revenues to cover all costs of the plan if assumptions made as to employment term, mortality experience, policy earnings and other factors are realized. As of November 30, 2002, the cash surrender value under these policies was $5,992,000. Net periodic benefit costs for the KB Home Death Benefit Only Plan for the year ended November 30, 2002 totaled $507,000 and were comprised of service costs of $467,000 and interest costs of $40,000. The projected benefit obligation at November 30, 2002 of $507,000 was equal to the net liability recognized in the balance sheet at that date. For the year ended November 30, 2002, the weighted average discount rate used for the KB Home Death Benefit Only Plan was 8%.

Note 14

INCOME TAXES

The components of pretax income are as follows:

YEARS ENDED NOVEMBER 30, in thousands	*2002*	*2001*	*2000*
United States	$430,450	$286,629	$263,266
France	38,800	37,888	34,394
Total pretax income	$469,250	$324,517	$297,660

The components of income taxes are as follows:

in thousands	*Total*	*Federal*	*State*	*France*
2002				
Currently payable	$206,283	$168,063	$23,000	$15,220
Deferred	(51,383)	(50,955)		(428)
Total	$154,900	$117,108	$23,000	$14,792
2001				
Currently payable	$156,051	$134,755	$17,500	$ 3,796
Deferred	(45,751)	(57,321)		11,570
Total	$110,300	$ 77,434	$17,500	$15,366
2000				
Currently payable	$ 70,818	$ 43,776	$17,000	$10,042
Deferred	16,882	11,586		5,296
Total	$ 87,700	$ 55,362	$17,000	$15,338

Deferred income taxes result from temporary differences in the financial and tax bases of assets and liabilities. Significant components of the Company's deferred tax liabilities and assets are as follows:

NOVEMBER 30, *in thousands*	2002	2001
DEFERRED TAX LIABILITIES:		
Installment sales	$ 34,045	$ 30,934
Bad debt and other reserves	286	343
Capitalized expenses	16,917	15,147
Repatriation of French subsidiaries	9,927	5,220
Other	935	1,912
Total deferred tax liabilities	62,110	53,556
DEFERRED TAX ASSETS:		
Warranty, legal and other accruals	55,765	29,850
Depreciation and amortization	20,687	18,779
Capitalized expenses	24,663	20,518
Partnerships and joint ventures	61,420	31,623
Employee benefits	18,661	17,799
Noncash charge for impairment of long-lived assets	8,756	7,168
French minority interest	9,201	7,108
Tax credits	22,845	31,890
Foreign tax credits	9,880	4,625
Other	8,254	2,780
Total deferred tax assets	240,132	172,140
Net deferred tax assets	$178,022	$118,584

Income taxes computed at the statutory United States federal income tax rate and income tax expense provided in the financial statements differ as follows:

YEARS ENDED NOVEMBER 30, *in thousands*	2002	2001	2000
Amount computed at statutory rate	$164,238	$113,581	$104,181
Increase (decrease) resulting from:			
State taxes, net of federal income tax benefit	14,950	11,375	11,050
Differences in French tax rates	59	640	853
Intercompany dividends	(14)	5,019	(2,537)
Tax credits	(22,155)	(26,314)	(24,211)
Other, net	(2,178)	5,999	(1,636)
Total	$154,900	$110,300	$ 87,700

The Company has commitments to invest $1,105,000 over three years in affordable housing partnerships which are scheduled to provide tax credits.

Note 15 GEOGRAPHICAL INFORMATION

The following table presents information about the Company by geographic area.

in thousands	*Revenues*	*Operating Income*	*Identifiable Assets*
2002			
Construction:			
West Coast	$1,716,078	$161,821	$1,028,564
Southwest	1,022,746	113,180	661,758
Central	1,524,316	127,871	845,710
France	675,754	50,045	855,402
Total construction	4,938,894	452,917	3,391,434
Mortgage banking	91,922	57,506	634,106
Total	$5,030,816	$510,423	$4,025,540
2001			
Construction:			
West Coast	$1,605,917	$101,367	$ 995,826
Southwest	992,949	88,787	494,519
Central	1,326,133	117,248	697,692
France	576,716	44,914	795,485
Total construction	4,501,715	352,316	2,983,522
Mortgage banking	72,469	33,771	709,344
Total	$4,574,184	$386,087	$3,692,866
2000			
Construction:			
West Coast	$1,466,418	$ 95,243	$ 907,956
Southwest	862,822	67,899	427,347
Central	1,065,803	90,018	531,074
France	475,445	35,449	495,391
Total construction	3,870,488	288,609	2,361,768
Mortgage banking	60,370	23,832	467,153
Total	$3,930,858	$312,441	$2,828,921

Note 16 QUARTERLY RESULTS (UNAUDITED)

Quarterly results for the years ended November 30, 2002 and 2001 follow:

in thousands, except per share amounts	*First*	*Second*	*Third*	*Fourth*
2002				
Revenues	$915,665	$1,139,654	$1,292,969	$1,682,528
Operating income	71,265	102,108	135,402	201,648
Pretax income	63,664	95,662	125,192	184,732
Net income	42,664	64,062	83,892	123,732
Basic earnings per share	1.00	1.50	2.06	3.09
Diluted earnings per share	.95	1.42	1.95	2.92
2001				
Revenues	$821,065	$1,066,945	$1,235,313	$1,450,861
Operating income	53,501	73,743	109,235	149,608
Pretax income	39,118	59,904	91,487	134,008
Net income	25,818	39,504	60,387	88,508
Basic earnings per share	.74	1.11	1.63	2.10
Diluted earnings per share	.70	1.07	1.58	2.03

Quarterly and year-to-date computations of per share amounts are made independently. Therefore, the sum of per share amounts for the quarters may not agree with per share amounts for the year.

Note 17 SUBSEQUENT EVENTS

On January 27, 2003, pursuant to the 2001 Shelf Registration, the Company issued $250,000,000 of 7 3/4% senior subordinated notes at 98.444% of the principal amount of the notes and on February 7, 2003, the Company issued an additional $50,000,000 notes in the same series (collectively, the "$300,000,000 Senior Subordinated Notes"). The $300,000,000 Senior Subordinated Notes, which are due February 1, 2010, with interest payable semi-annually, represent unsecured obligations of the Company and are subordinated to all existing and future senior indebtedness of the Company. The $300,000,000 Senior Subordinated Notes are redeemable at the option of the Company at 103.875% of their principal amount beginning February 1, 2007 and thereafter at prices declining annually to 100% on and after February 1, 2009. In addition, before February 1, 2006, the Company may redeem up to 35% of the aggregate principal amount of the $300,000,000 Senior Subordinated Notes with the net proceeds of one or more public or private equity offerings at a redemption price of 107.75% of their principal amount, together with accrued and unpaid interest. The Company used $129,016,000 of the net proceeds from the issuance of the $300,000,000 Senior Subordinated Notes to redeem all of its outstanding $125,000,000 9 5/8% senior subordinated notes due 2006. The remaining net proceeds were used for general corporate purposes.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of KB Home:

We have audited the accompanying consolidated balance sheets of KB Home as of November 30, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended November 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of KB Home at November 30, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended November 30, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, on December 1, 2001 the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".



Los Angeles, California
December 19, 2002

REPORT ON FINANCIAL STATEMENTS

The management of the Company is responsible for the preparation, integrity, and fair presentation of the accompanying consolidated financial statements. The statements have been prepared in conformity with accounting principles generally accepted in the United States and include the best estimates and judgments of management. Management also prepared the other information included in the annual report and is responsible for its accuracy and consistency with the financial statements. The opinion of the independent auditors, Ernst & Young LLP, based upon their audits of the consolidated financial statements, is included in this annual report.

Management is responsible for maintaining a system of internal control over financial reporting that provides reasonable assurance, at an appropriate cost-benefit relationship, about the reliability of financial reporting. The system contains self-monitoring mechanisms, and is regularly tested by the Company's internal auditors. Actions are taken to correct deficiencies as they are identified. Even an effective internal control system, no matter how well designed, has inherent limitations – including the possibility of the circumvention or over-riding of controls – and therefore can provide only reasonable assurance with respect to the financial statement preparation. Further, because of changes in conditions, internal control system effectiveness may vary over time.

The audit and compliance committee of the Company's Board of Directors, composed solely of Directors who are not officers of the Company, regularly meets with the independent auditors, internal auditors and management to discuss the system of internal control over financial reporting and auditing and financial reporting matters. Both the independent auditors and internal auditors have unrestricted access to the audit and compliance committee, without the presence of management, to discuss any appropriate items.



Domenico Cecere
Senior Vice President and Chief Financial Officer
December 19, 2002

BOARD OF DIRECTORS

RON BURKLE[1,3]
Managing Partner,
The Yucaipa Companies
Los Angeles

HENRY G. CISNEROS
Chairman and Chief Executive Officer,
American CityVista
San Antonio

JANE EVANS[1,4]
Chief Executive Officer,
Opnix, Inc.
Phoenix

DR. RAY R. IRANI[2,4]
Chairman and Chief Executive Officer,
Occidental Petroleum Corporation
Los Angeles

KENNETH M. JASTROW, II[3]
Chairman and Chief Executive Officer,
Temple-Inland Inc.
Austin

JAMES A. JOHNSON[3]
Co-Chairman,
Perseus, LLC
Former Chairman and Chief Executive Officer,
Fannie Mae
Washington, D.C.

BRUCE KARATZ[2]
Chairman and Chief Executive Officer,
KB Home
Los Angeles

DR. BARRY MUNITZ[1,4]
President,
The J. Paul Getty Trust
Los Angeles

GUY NAFILYAN
Chairman and Chief Executive Officer,
Kaufman & Broad S.A.
Paris

LUIS G. NOGALES[3,4]
Managing Partner,
Nogales Investors, LLC
Los Angeles

SANFORD C. SIGOLOFF[1,2]
Chairman, President and Chief Executive Officer,
Sigoloff & Associates, Inc.
Los Angeles

COMMITTEES OF THE BOARD OF DIRECTORS

[1] Audit and Compliance Committee
[2] Executive Committee
[3] Nominating and Corporate Governance Committee
[4] Management Development and Compensation Committee

CORPORATE OFFICERS

DOMENICO CECERE
Senior Vice President and
Chief Financial Officer

CORY F. COHEN
Senior Vice President, Tax

WILLIAM R. HOLLINGER
Senior Vice President and Controller

LISA G. KALMBACH
Senior Vice President, Studios

BRUCE KARATZ
Chairman and Chief Executive Officer

KIMBERLY N. KING
Vice President, Corporate Secretary

WENDY L. MARLETT
Senior Vice President, Marketing

JEFFREY T. MEZGER
Executive Vice President and
Chief Operating Officer

BARTON P. PACHINO
Senior Vice President and
General Counsel

ALBERT Z. PRAW
Senior Vice President,
Asset Management

GARY A. RAY
Senior Vice President,
Human Resources

CHARLES O. SCHETTER
Senior Vice President,
Business Development

VICE PRESIDENTS
KELLY M. ALLRED
JULIA AMBROSE
DON BLODGETT
GEORGE A. BRENNER
KEN GANCARCZYK
JAMES A. GONZALEZ
LAWRENCE B. GOTLIEB
JOHN A. HUGHES
ROSS KAY
KATHLEEN L. KNOBLAUCH
JOSEPH M. MANISCO
JOE SANTORO
NANCY S. SCHWAPPACH
DAVID B. SIMONS
VICTOR TOLEDO

DIVISION MANAGEMENT

WEST COAST
WILLIAM R. CARDON
Regional General Manager and
President, Orange County Division

JEFF FAUTT
President, Sacramento Division

ROBERT FREED
Regional General Manager,
South Bay Division

DREW KUSNICK
President, South Bay Division

MARTIN LIGHTERINK
President, San Diego Division

JAY L. MOSS
Regional General Manager and
President, Greater Los Angeles Division

SOUTHWEST
JOHN H. BREMOND
President, Tucson Division

LEAH S. W. BRYANT
President, Las Vegas Division

STEVEN M. DAVIS
Regional General Manager and
President, Phoenix Division

MARK KINSLEY
President, New Mexico Division

CENTRAL
SEAN BOYD
President, Texas Valley Division

RICK CARRUTHERS
President, Orlando Division

DAVID CHRISTIAN
President, Dallas Division

KYLE DAVISON
President, Houston Division

JOHN "BUDDY" E. GOODWIN
Regional General Manager

MARSHALL GRAY
President, Tampa Division

JOHN MOLYNEAUX
President, Jacksonville Division

LARRY E. OGLESBY
Regional General Manager
and President, Austin and
San Antonio Divisions

DENNIS WELSCH
Regional General Manager and
President, Colorado Division

FRANCE
JOEL MONRIBOT
President, KBSA Group
Kaufman & Broad S.A., France

GUY NAFILYAN
Chairman and
Chief Executive Officer,
Kaufman & Broad S.A., France

KB HOME MORTGAGE COMPANY
JOEL VANRYCKEGHEN
President, KB Home Mortgage Company

CORPORATE

HEADQUARTERS
10990 Wilshire Boulevard
Los Angeles, California 90024
(310) 231-4000
(310) 231-4222 Fax

BUILDER SERVICES
801 Corporate Center Drive
Suite 100
Pomona, California 91768
(909) 802-2400
(909) 623-5167 Fax

houseCALL CENTER
4226 Rosewood Drive
Pleasanton, California 94588
(888) KB-HOMES
(925) 467-5506 Fax

KB HOME MORTGAGE COMPANY
10990 Wilshire Boulevard, Ninth Floor
Los Angeles, California 90024
(310) 893-7300
(310) 444-9519 Fax

DOMESTIC DIVISIONS

ARIZONA
Phoenix Division
Two Gateway
432 North 44th Street, Suite 200
Phoenix, Arizona 85008
(602) 306-1000
(602) 306-1010 Fax

Tucson Division
5780 North Swan Road, Suite 100
Tucson, Arizona 85718
(520) 577-7007
(520) 299-2725 Fax

CALIFORNIA
Greater Los Angeles Division
801 Corporate Center Drive
Suite 201
Pomona, California 91768
(909) 802-1100
(909) 802-1111 Fax

North Bay Division
611 Orange Drive
Vacaville, California 95687
(707) 469-2400
(707) 469-2401 Fax

Orange County Division
3 Jenner, Suite 100
Irvine, California 92618
(949) 790-9100
(949) 790-9119 Fax

San Diego Division
12235 El Camino Real, Suite 100
San Diego, California 92130
(858) 259-6000
(858) 259-5108 Fax

South Bay Division
2201 Walnut Avenue, Suite 150
Fremont, California 94538
(510) 792-2900
(510) 792-5262 Fax

COLORADO
Colorado Division
5975 South Quebec Street
Suite 300
Centennial, Colorado 80111
(303) 323-1100
(720) 488-3860 Fax

FLORIDA
Jacksonville Division
3840 Crown Point Road, Suite C
Jacksonville, Florida 32257
(904) 260-8616
(904) 260-8608 Fax

Orlando Division
108 Park Place Boulevard
Kissimee, Florida 34741
(407) 846-4130
(407) 846-3365 Fax

Tampa Division
2202 N. West Shore Boulevard, Suite 200
Tampa, Florida 33607
(813) 639-7581
(813) 639-7582 Fax

NEVADA
Las Vegas Division
750 Pilot Road #F
Las Vegas, Nevada 89119
(702) 614-2500
(702) 614-2614 Fax

NEW MEXICO
New Mexico Division
4921 Alexander, NE, Suite B
Albuquerque, New Mexico 87107
(505) 344-9400
(505) 344-5700 Fax

TEXAS
Austin Division
11911 Burnet Road
Austin, Texas 78758
(512) 833-8880
(512) 491-9432 Fax

Dallas Division
2611 Westgrove Road, Suite 101
Carrollton, Texas 75006
(972) 267-0700
(972) 267-0701 Fax

Houston Division
9990 Richmond Avenue, Suite 400
Houston, Texas 77042
(713) 977-6633
(713) 977-6678 Fax

San Antonio Division
4800 Fredericksburg Road
San Antonio, Texas 78229
(210) 349-1111
(210) 524-2641 Fax

Texas Valley Division
1800 S. Main Street
Suite MP-1
McAllen, Texas 78503
(956) 661-6500
(956) 994-0678 Fax

INTERNATIONAL DIVISION

KAUFMAN & BROAD S.A.
Tour Maine Montparnasse
33 avenue du Maine
75755 Paris, Cedex 15
011-331-4-538-2000
011-331-4-538-2250 Fax

COMMON STOCK PRICES

	2002		2001	
	High	*Low*	*High*	*Low*
First Quarter	$44.34	$32.80	$38.31	$25.50
Second Quarter	53.60	39.31	33.20	24.83
Third Quarter	54.39	40.07	36.20	25.06
Fourth Quarter	53.00	41.20	34.50	24.67

DIVIDEND DATA

KB Home paid a quarterly cash dividend of $.075 per common share in 2002 and 2001.

ANNUAL STOCKHOLDERS' MEETING

The 2003 Annual Stockholders' meeting will be held at the W Los Angeles hotel, 930 Hilgard Avenue, in Los Angeles, California, at 9:00 a.m. on Thursday, April 3, 2003.

STOCK EXCHANGE LISTINGS

KB Home's common stock is listed on the New York Stock Exchange and is also traded on the Boston, Chicago, Cincinnati, Midwest, Pacific and Philadelphia Exchanges. The ticker symbol is KBH.

Kaufman & Broad S.A. is listed on the Paris Bourse. The ticker symbol is KOF. Kaufman & Broad S.A.'s Web site address is ketb.com.

TRANSFER AGENT

Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, New Jersey 07606
(800) 356-2017
melloninvestor.com

INDEPENDENT AUDITORS

Ernst & Young LLP
Los Angeles, California

STOCKHOLDER INFORMATION

The Company's common stock is traded on the New York Stock Exchange under the symbol KBH. There were 47,866,730 shares of common stock outstanding as of January 31, 2003.

FORM 10-K

The Company's 2002 Report on Form 10-K filed with the Securities and Exchange Commission may be obtained without charge by writing to the Company's Investor Relations department, or by visiting the Company's Web site at kbhome.com.

HEADQUARTERS

KB Home
10990 Wilshire Boulevard
Los Angeles, California 90024
(310) 231-4000
(310) 231-4222 Fax
Location and Community Information:
kbhome.com
(888) KB-HOMES

INVESTOR CONTACT

James A. Gonzalez
Vice President, Investor Relations
KB Home
10990 Wilshire Boulevard
Los Angeles, California 90024
(310) 231-4000
jagonzalez@kbhome.com

BONDHOLDER SERVICES ADDRESS & PHONE NUMBER

7¾% $175,000,000 Notes – Due 10/15/04
8⅝% $200,000,000 Notes – Due 12/15/08
7¾% $300,000,000 Notes – Due 2/1/10
9½% $250,000,000 Notes – Due 2/15/11
Trustee:
Sun Trust Bank
Corporate Trust Division
Mail Code 008
25 Park Place, 24th Floor
Atlanta, Georgia 30303-2900
muriel.shaw@suntrust.com
(404) 588-7067

Design: Louey/Rubino Design Group Inc.
Santa Monica, CA / New York City / Hong Kong
Photography: Jeff Corwin Printing: Lithographix, Inc.




KB
HOME

10990 WILSHIRE BOULEVARD, LOS ANGELES, CA 90024
KBHOME.COM